                                               Filed under Rule 424(b)(1) & (3)
                                               Registration No. 333-22981

PROSPECTUS

                                1,500,000 SHARES

             (CLOSURE MEDICAL CORPORATION(TM) LOGO APPEARS HERE)

                                  COMMON STOCK

     Of the 1,500,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), offered hereby, 800,000 shares are being offered by Closure Medical Corporation ("Closure" or the "Company") and 700,000 shares are being offered by a stockholder of the Company (the "Selling Stockholder"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholder.

     The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "CLSR." On March 26, 1997, the last reported sale price of the Common Stock was $12.875 per share. See "Price Range of Common Stock."

    THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
        NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
          SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
              ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                 TO THE CONTRARY IS A CRIMINAL OFFENSE.

[CAPTION]

                                                                UNDERWRITING
                                        PRICE TO               DISCOUNTS AND              PROCEEDS TO
                                         PUBLIC                COMMISSIONS(1)              COMPANY(2)
Per Share...................            $12.875                    $0.80                    $12.075
Total(3)....................          $19,312,500                $1,200,000                $9,660,000

                                      PROCEEDS TO
                                        SELLING
                                      STOCKHOLDER
Per Share...................            $12.075
Total(3)....................           $8,452,500

(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of $295,000 payable by the Company.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 225,000 additional shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Stockholder will be $22,209,375, $1,380,000, $12,376,875 and $8,452,500, respectively. See
    "Underwriting."

     The shares of Common Stock offered by this Prospectus are offered by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of certificates representing the shares of Common Stock will be made at the offices of Lehman Brothers Inc., New York, New York, on or about April 2, 1997.

LEHMAN BROTHERS
                                    OPPENHEIMER & CO., INC.
                                                      SANDS BROTHERS & CO., LTD.

March 26, 1997

TRAUMASEAL(TM) WILL NOT BE COMMERCIALLY AVAILABLE IN THE U.S. UNTIL FDA APPROVAL IS RECEIVED. THERE IS NO ASSURANCE OF SUCH APPROVAL.

                             TRAUMASEAL(TM) SIMPLIFIES AND
                             SPEEDS WOUND CLOSURE.

                             TRAUMASEAL(TM) IS A NONABSORBABLE, LIQUID TISSUE COHESIVE DESIGNED TO CLOSE WOUNDS CAUSED BY LACERATIONS, INCISIONS, MINIMALLY INVASIVE SURGERY AND PLASTIC SURGERY.

                                   [PHOTO OF
                                 TRAUMASEAL IN
                                  APPLICATOR]

                                                   FOR MANY EXTERNAL WOUNDS,
                                                   TRAUMASEAL(TM) WOULD MEAN NO
                                                   MORE NEEDLES, SUTURES,
                                                   STAPLES, TAPE OR ANTIBIOTICS.

                                                   DECREASES TREATMENT TIME AND
                                                   REDUCES SCARRING.

                             TOPICAL WOUND CLOSURE

    [SIDE BY SIDE PHOTOS OF SIMILAR
 LACERATIONS CLOSED BY SUTURES ON LEFT
       AND TRAUMASEAL(TM) ON RIGHT]
    TRADITIONAL         TRAUMASEAL(TM)
      SUTURE              COHESIVE
      CLOSURE              CLOSURE

                             TRAUMASEAL(TM) WILL BE
                             DISTRIBUTED
                             BY ETHICON, A
                             SUBSIDIARY OF JOHNSON
                             & JOHNSON.

                                [PHOTO OF CHILD
                                  WITH NURSE]



     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK PRIOR TO THE PRICING OF THE OFFERING FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN RISKS ASSOCIATED WITH AN INVESTMENT IN THE COMMON STOCK. REFERENCES IN THIS PROSPECTUS TO THE COMPANY OR CLOSURE ALSO INCLUDE, UNLESS THE CONTEXT REQUIRES OTHERWISE, CLOSURE'S PREDECESSOR, TRI-POINT MEDICAL L.P. (THE "PARTNERSHIP"). EFFECTIVE JANUARY 13, 1997, THE COMPANY CHANGED ITS NAME FROM TRI-POINT MEDICAL CORPORATION TO CLOSURE MEDICAL CORPORATION. UNLESS OTHERWISE INDICATED, ALL INFORMATION PRESENTED IN THIS PROSPECTUS ASSUMES THE UNDERWRITERS HAVE NOT EXERCISED THE OVER-ALLOTMENT OPTION. "OCTYLDENT" AND "NEXABAND" ARE FEDERALLY REGISTERED TRADEMARKS OF THE COMPANY. "TRAUMASEAL," "NEXACRYL," "NEXABAND S/C" AND "NEXABAND QUICKSEAL" ARE TRADEMARKS OF THE COMPANY. ALL OTHER TRADE NAMES AND TRADEMARKS APPEARING IN THIS PROSPECTUS ARE THE PROPERTY OF THEIR RESPECTIVE HOLDERS.

                                  THE COMPANY

     Closure develops, commercializes and manufactures medical tissue cohesive products based on its proprietary cyanoacrylate technology. The Company's medical tissue cohesives can be used to close and seal wounds and incisions rapidly and stop leakage of blood and other body fluids from injured tissue. The Company's NONABSORBABLE products can be used to replace sutures and staples for certain topical wound closure applications, while the Company's ABSORBABLE products can potentially be used as surgical sealants and surgical tissue cohesives for internal wound closure and management. Closure's medical tissue cohesive products align injured tissue without the trauma caused by suturing or stapling and allow natural healing to proceed. In addition, Closure believes that its medical tissue cohesive products result in lower overall procedure costs and are easier and quicker to prepare and use than sutures or staples. The worldwide market for sutures and staples for topical and internal applications is currently estimated to be $2.6 billion annually, and the Company expects that it will compete for a portion of this market.

     The Company has three products for human use and has a product line for veterinary uses, which are described below:

        TRAUMASEAL is a topical tissue cohesive used to close wounds from skin lacerations and incisions. The Company filed a premarket approval ("PMA") application for TRAUMASEAL with the U.S. Food and Drug Administration (the "FDA") in December 1996, which application was granted "expedited processing." The Company has entered into a marketing agreement with Ethicon, Inc. ("Ethicon"), a subsidiary of Johnson & Johnson, for exclusive worldwide marketing and distribution of TRAUMASEAL. Product launch of TRAUMASEAL is expected in France, Italy and Australia in mid-1997 and in Canada in late 1997, subject to receipt of regulatory approval.

        OCTYLDENT is a topical sealant currently used in conjunction with Actisite(Register mark), a site-specific drug delivery system manufactured by ALZA Corporation ("ALZA"), to treat adult periodontal disease. OCTYLDENT received 510(k) clearance ("510(k)") for use as a cohesive for the temporary fixing of periodontal fibers to teeth or other hard surface abutments from the FDA in 1990 and is marketed with Actisite(Register mark) in the United States by Procter & Gamble/ALZA, Partners for Oral Health Care (the "Procter & Gamble/ALZA Partnership") and outside the United States by ALZA.

        NEXACRYL is a topical sealant to be used in the repair of corneal ulcers and lacerations. The Company received an FDA approvable letter for NEXACRYL in January 1996. If approved, the Company believes NEXACRYL will be the first cyanoacrylate cohesive product to receive PMA approval from the FDA. The Company has entered into a marketing agreement with Chiron Vision Corporation ("Chiron") for exclusive worldwide marketing and distribution of NEXACRYL.

        NEXABAND is a product line of five topical tissue cohesives currently used in veterinary wound closure and management. NEXABAND products have been marketed by Farnam Companies, Inc. ("Farnam") since 1993.

     Closure is also developing absorbable products for internal applications. The Company has two products in development, a surgical sealant to be used to control post-surgical leakage from coronary artery bypass graft and bowel resection procedures and a surgical tissue cohesive to be used to close internal surgical incisions and traumatic wounds. These future products require further development, clinical trials and regulatory clearance or approval prior to commercialization.

     Closure's medical tissue cohesive products are based on its proprietary cyanoacrylate technology. Cyanoacrylates are a family of liquid monomers that react under a variety of conditions to form polymer films with strong adhesive properties.
                                       3

Using its technology, Closure has overcome several obstacles to regulatory approval, including demonstrating that its cyanoacrylates are safe for human use. The Company's ability to manufacture highly purified base material allows Closure to satisfy toxicity tests and, the Company believes, to meet biocompatability standards. Closure has also developed novel assays to demonstrate sterility. In addition, Closure has patented a "scavenger" process that permits degradation of cyanoacrylates without a cytotoxic reaction, enabling the Company to develop absorbable formulations for internal applications. Closure's technology allows it to customize the physical and chemical properties of cyanoacrylates, such as viscosity and setting times, to meet specific market needs. Closure's products perform consistently and reproducibly, do not require special preparation or refrigeration and have shelf-lives of 18 to 24 months. Closure has also developed delivery technology to enhance the utility of its products. The Company's TRAUMASEAL applicator contains a catalyst that controls the polymerization process and allows the cohesive film to be applied in multiple layers, which enhances bond strength. The Company is building a strong portfolio of patent and trade secret protection on its cyanoacrylate technology, delivery technology and manufacturing processes. The Company has nine U.S. patents with expiration dates ranging from 2004 to 2013 and has filed applications for five additional U.S. patents, as well as certain corresponding patent applications outside the United States.

     The Company's objective is to become the leader in the medical tissue cohesive market by capitalizing on its proprietary cyanoacrylate technology. The Company's strategy is to focus initially on commercializing and launching topical tissue cohesive products based on its nonabsorbable formulations. Initial target markets are topical wound closure in emergency rooms and operating rooms and for plastic surgery procedures. For its nonabsorbable products, the Company has entered into agreements with market leaders to market and distribute the Company's products. The Company is also pursuing the development and commercialization of absorbable formulations. The Company intends to implement this strategy by (i) expanding and accelerating its research and development activities, (ii) expanding manufacturing capacity by adding facilities, equipment and personnel and continuing to research processes to improve manufacturing capacity and efficiency, (iii) seeking rapid regulatory approval by targeting product applications classified as medical devices and
(iv) establishing a focused sales force to market its absorbable products, or, where appropriate, establishing partnerships with recognized market leaders.

     The Company completed its initial public offering of 3,000,000 shares of Common Stock, of which 2,550,000 shares were sold by the Company, in September 1996, raising net proceeds of approximately $17.9 million. Immediately prior to the initial public offering, the Company consummated an exchange of obligations of and interests in Tri-Point Medical L.P., the Company's predecessor, for 9,600,000 shares of Common Stock (the "Exchange"). See "Prior Partnership Status." The Company's executive offices are located at 5265 Capital Boulevard, Raleigh, North Carolina 27616, and its telephone number is (919) 876-7800.

                                  RISK FACTORS

     The shares of Common Stock offered hereby involve a high degree of risk, including but not limited to the Company's history of operating losses; early stage of product commercialization; dependence on new products and technologies; uncertainty of market acceptance of its products; uncertainty of regulatory approval for TRAUMASEAL; dependence on marketing partners; potential adverse effect of competition and technological change; limited manufacturing experience; dependence on a sole source supplier; dependence on patents, trade secrets and proprietary rights; effects of FDA and other government regulation; effects of international sales; future capital needs and uncertainty of additional financing; dependence upon key personnel; product liability exposure and potential unavailability of insurance; control by existing stockholders; anti-takeover provisions; broad discretion in application of proceeds; volatility of the stock price; dilution; substantial number of shares eligible for future sale; substantial registration rights; potential adverse impact on future market price from sales of shares; adverse impact from potential release of shares subject to lock-up; and absence of dividends. See "Risk Factors" for a more complete discussion of risk factors which should be considered by potential investors.

     Certain statements contained herein under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" including, without limitation, those concerning (i) the Company's strategy, (ii) the Company's future net losses and
(iii) the product launch of TRAUMASEAL, contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, concerning the Company's operations, economic performance and financial condition. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include, but are not limited to, those discussed under "Risk Factors."
                                       4

                                  THE OFFERING

Common Stock offered by:
  The Company.........................................  800,000 shares
  The Selling Stockholder.............................  700,000 shares
Common Stock to be outstanding after the
  Offering (1)........................................  12,955,029 shares
Use of proceeds.......................................  To fund research and development, clinical trials and capital expenditures, and for working capital and general corporate purposes.
                                                        See "Use of Proceeds."
Nasdaq National Market symbol (2).....................  "CLSR"

(1) Excludes (i) 588,576 shares of Common Stock issuable upon the exercise of options outstanding as of March 7, 1997 under the Company's Amended and Restated 1996 Equity Compensation Plan (the "Equity Compensation Plan") at a weighted average exercise price of $5.90 per share and (ii) 406,395 shares reserved for future option grants under the Equity Compensation Plan. See "Management -- Equity Compensation Plan."

(2) Prior to the change of the Company's name on January 13, 1997, the Common Stock was traded under the symbol "TPMC."
                                       5

                             SUMMARY FINANCIAL DATA

                                                                                         YEAR ENDED DECEMBER 31,
                                                                            1992       1993       1994       1995        1996
                                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Product sales...........................................................   $   648    $ 1,048    $ 1,478    $ 1,380    $    496
License and product development revenues................................       230        162         25         --       3,500
       Total revenues...................................................       878      1,210      1,503      1,380       3,996
Cost of products sold...................................................       386        366        528        531         460
Gross profit and license and product development revenues...............       492        844        975        849       3,536
Research, development and regulatory affairs expenses...................       895        863      1,231      1,637       3,167
Selling and administrative expenses.....................................       912      1,037      1,366      1,589       2,879
Charges related to Partnership capital changes (1)......................        --         --         --      3,500      14,210
Payments to CRX Medical, Inc. and Caratec, L.L.C........................       150        150        150        250         293
       Total operating expenses.........................................     1,957      2,050      2,747      6,976      20,549
Loss from operations....................................................    (1,465)    (1,206)    (1,772)    (6,127)    (17,013)
Interest expense to Sharpoint Development Corporation...................      (235)      (342)      (445)      (847)       (138)
Investment and interest income..........................................         1         --          2          2         337
Net loss................................................................   $(1,699)   $(1,548)   $(2,215)   $(6,972)   $(16,814)
Pro forma net loss per common share (2).................................                                    $  (.69)   $  (1.59)
Shares used in computation of pro forma net loss per common
  share (2).............................................................                                     10,150      10,545

                                                                                                       AS OF DECEMBER 31, 1996
                                                                                                      ACTUAL     AS ADJUSTED (3)
                                                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents and short-term investments...............................................   $17,651        $27,016
Working capital....................................................................................    15,175         24,540
Total assets.......................................................................................    19,512         28,877
Long-term debt and capital lease obligations, less current portion.................................        14             14
Total stockholders' equity.........................................................................    16,455         25,820

(1) Includes for 1995 a one-time non-cash charge of $3,500,000 which represented the estimated fair value of the limited partnership interests of certain employee limited partners admitted to the Partnership on December 31, 1995. In connection with the Exchange on September 25, 1996, Caratec, L.L.C. exchanged its right to receive various payments from the Partnership and its limited partnership interest for 1,776,250 shares of Common Stock. This transaction resulted in a non-cash expense for 1996 of $14,210,000 which equaled the difference between the value of the Common Stock issued to Caratec, L.L.C. and its basis in the Partnership. The resulting charge to accumulated deficit was offset by a credit to additional paid-in capital. See "Prior Partnership Status" and Note 1 to Notes to Financial Statements.

(2) See Note 2 to Notes to Financial Statements for a discussion of the basis for reported pro forma net loss per share.

(3) Adjusted to reflect the sale by the Company of 800,000 shares of Common Stock (at a public offering price of $12.875 per share) and the application of the net proceeds therefrom. See "Use of Proceeds."
                                       6

                                  RISK FACTORS

     THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY BY POTENTIAL INVESTORS BEFORE PURCHASING THE COMMON STOCK OFFERED HEREBY.

     HISTORY OF OPERATING LOSSES. The Company has incurred net losses in each year since its inception, including net losses of approximately $16.8 million for the year ended December 31, 1996 (including a one-time non-cash charge of $14.2 million). These losses have resulted primarily from expenses associated with the Company's research and development activities, including preclinical and clinical trials and general and administrative expenses. The Company anticipates that its recurring operating expenses will increase for the next several years, as it expects its research and development expenses to increase in order to develop new products and fund additional clinical trials. The Company expects to continue to incur a loss in 1997 and may incur losses in subsequent years, although the amount of future net losses and time required by the Company to reach profitability are highly uncertain. The Company's ability to generate significant revenue and become profitable is dependent in large part on its success in obtaining regulatory approvals or clearances for its products, commercializing the Company's lead product, TRAUMASEAL, expanding its manufacturing capacity, developing and marketing new products and entering into additional marketing agreements where appropriate and the ability of its marketing partners to commercialize successfully products incorporating the Company's technologies. There can be no assurance that the Company will generate significant revenue or become profitable on a sustained basis, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     EARLY COMMERCIALIZATION; DEPENDENCE ON NEW PRODUCTS AND TECHNOLOGIES; UNCERTAINTY OF MARKET ACCEPTANCE. The Company is in the early stage of product commercialization and has derived only limited revenue from sales of certain products to its marketing partners. The Company has submitted a PMA application to market TRAUMASEAL in the United States and has several potential products in development. The Company believes that its long-term viability and growth will depend in large part on receiving regulatory clearances or approvals for and the successful commercialization of TRAUMASEAL and other new products resulting from its research and development activities. The Company presently is pursuing product opportunities that will require extensive additional capital investment, research, development, clinical testing and regulatory clearances or approvals prior to commercialization. There can be no assurance that the Company's development programs will be successfully completed or that required regulatory clearances or approvals will be obtained on a timely basis, if at all. Moreover, commercial applications of the Company's absorbable formulations are relatively new and evolving. The successful development and market acceptance of the Company's proposed products are subject to inherent developmental risks, including ineffectiveness or lack of safety, unreliability, failure to receive necessary regulatory clearances or approvals, high commercial cost and preclusion or obsolescence resulting from third parties' proprietary rights or superior or equivalent products, as well as general economic conditions affecting purchasing patterns.

     There can be no assurance that the Company and its marketing partners will be able to commercialize successfully or achieve market acceptance of the Company's technologies or products, or that the Company's competitors will not develop competing technologies that are less expensive or otherwise superior to those of the Company. The failure to develop and market successfully new products would have a material adverse effect on the Company's results of operations and financial condition. See "Business -- Products,"
"Business -- Sales and Marketing" and "Business -- Manufacturing."

     UNCERTAINTY OF REGULATORY APPROVAL FOR TRAUMASEAL. The Company recently completed clinical trials for TRAUMASEAL and submitted a PMA application to the FDA. Although the FDA granted "expedited processing" of the TRAUMASEAL PMA application, the regulatory process is lengthy, expensive and uncertain. There can be no assurance that the Company will be able to obtain the necessary approval from the FDA to market and manufacture TRAUMASEAL in the United States for its intended use on a timely basis, if at all. A delay in receipt of or failure to receive such approval would have a material adverse effect on the Company's results of operations and financial condition. The Company will similarly require approval in those foreign jurisdictions where TRAUMASEAL will be marketed. A delay in receipt of or failure to receive such approvals could have a material adverse effect on the Company's results of operations and financial condition. See " -- Effects of FDA and Other Government Regulation" and "Business -- Government Regulations."

     DEPENDENCE ON MARKETING PARTNERS. The Company has limited experience in sales, marketing and distribution. Therefore, the Company's strategy for commercialization of its nonabsorbable products has included entering into agreements with other companies to market current and certain future products incorporating the Company's technology. To date, the Company has entered into five such agreements, and the Company derived all of its fiscal 1996 revenues from the receipt of license and product development fees under the supply and distribution agreement for TRAUMASEAL and the sale of products to its marketing partners. The Company intends to establish a sales force to market its absorbable products as these products progress toward commercialization. There can be no assurance that the Company will be able to establish marketing, distribution and sales capabilities or make arrangements with third parties to perform such activities on acceptable terms, if at all. There can be no assurance that the Company will be able to enter into additional marketing agreements on terms favorable to the Company, if at all, or that current or future agreements will ultimately be beneficial to the Company.

     The Company is dependent for product sales revenues for its nonabsorbable products upon the success of the Company's marketing partners in performing their responsibilities. The amount and timing of resources which may be devoted to the performance of their contractual responsibilities by its marketing partners are not within the control of the Company. There can be no assurance that such marketing partners will perform their obligations as expected, pay any additional option or license fees to the Company or market any products under the marketing agreements, or that the Company will derive any revenue from such arrangements. Moreover, certain of the agreements provide for termination under certain circumstances. For example, Ethicon may terminate its agreement to purchase TRAUMASEAL from the Company should the Company be unable to provide an adequate supply, and Ethicon may itself then manufacture TRAUMASEAL and only pay the Company royalties on sales. The resulting loss of payments from Ethicon for the purchase of TRAUMASEAL from the Company would have a material adverse effect on the Company's results of operations and financial condition. In addition, there can be no assurance that TRAUMASEAL will be launched in the manner and on the timetable expected by the Company. Certain agreements also permit the marketing partners to pursue existing or alternative technologies in preference to the Company's technology. There can be no assurance that the interests of the Company will continue to coincide with those of its marketing partners or that the marketing partners will not develop independently or with third parties products which could compete with the Company's products, or that disagreements over rights or technology or other proprietary interests will not occur. To the extent that the Company chooses not to or is unable to enter into future agreements, it would experience increased capital requirements to undertake the marketing or sale of its current and future products. There can be no assurance that the Company will be able to market or sell its current or future products independently in the absence of such agreements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Marketing Partners."

     POTENTIAL ADVERSE EFFECT OF COMPETITION AND TECHNOLOGICAL CHANGE. The Company competes with many domestic and foreign competitors in various rapidly evolving and technologically advanced fields in developing its technology and products, including medical device, pharmaceutical and biopharmaceutical companies. For example, in the worldwide wound closure market, the Company's products will compete with the suture products of Ethicon, the world leader in the wound closure market, and American Home Products Corporation. In addition, the Company believes its products will compete with the staple products of United States Surgical Corporation and Ethicon Endo-Surgery, Inc., a subsidiary of Johnson & Johnson. The Company's products may also compete with Histoacryl, a cyanoacrylate-based topical adhesive marketed by B. Braun GmbH, and with a similar adhesive marketed by Loctite Corporation. In the surgical sealants market, the Company's products may compete with the fibrin-based sealants of Immuno AG and Behringwerke AG, and most likely with fibrin-based sealants being developed by Baxter Healthcare Corporation and Bristol-Myers Squibb Company. The Company's surgical sealants also may compete with collagen-based hemostatic products of, among others, Collagen Corporation, Fusion Medical Technologies, Inc. and MedChem Products Inc., a division of C.R. Bard Inc.

     Many of the Company's competitors and potential competitors have substantially greater financial, technological, research and development, marketing and personnel resources than the Company. In addition to those mentioned above, other recently developed technologies or procedures are, or may in the future be, the basis of competitive products. There can be no assurance that the Company's competitors will not succeed in developing alternative technologies and products that are more effective, easier to use or more economical than those which have been or are being developed by the Company or that would render the Company's technology and products obsolete and non-competitive in these fields. These competitors may also have greater experience in developing products, conducting clinical trials, obtaining regulatory clearances or approvals, and manufacturing and marketing such products. Certain of these competitors may obtain patent protection, approval or clearance by the FDA or product commercialization earlier than the Company, any of which could materially adversely affect the Company. Furthermore, if the Company commences significant commercial sales of its products, it will also be competing with respect to manufacturing efficiency and marketing capabilities, areas in which it currently has limited experience. Finally, under the terms of the Company's marketing agreements, the Company's marketing partners may pursue parallel development of other technologies or products, which may result in a marketing partner developing additional products that will compete with the Company's products. See "Business -- Competition and Technological Change."

     LIMITED MANUFACTURING EXPERIENCE. The Company has limited manufacturing capacity and has limited experience in manufacturing its products. The Company's future success is dependent in significant part on its ability to manufacture its products in commercial quantities, in compliance with regulatory requirements and in a cost-effective manner. The Company intends to expand its manufacturing capabilities by using a portion of the net proceeds from this Offering to acquire large-scale manufacturing and formulation equipment by the end of 1997. Production of commercial-scale quantities may involve technical challenges for the Company and will require significant scale-up expenses for additions to facilities and personnel. There can be no assurance that the Company will be able to achieve large-scale manufacturing capabilities or to manufacture its products in a cost-effective manner or in quantities necessary to allow the Company to achieve profitability. If the Company is unable to expand sufficiently its manufacturing capacity to meet Ethicon's requirements for TRAUMASEAL as set forth under their agreement, Ethicon may itself then manufacture TRAUMASEAL and only pay the Company royalties on sales. The resulting loss of payments from Ethicon for the purchase of TRAUMASEAL from the Company would have a material adverse effect on the Company's results of operations and financial condition. See
"Business -- Marketing Partners."

     In addition, the manufacture of the Company's products will be subject to periodic inspection by regulatory authorities and certain marketing partners, and the Company's manufacture of its products for human use is subject to regulation and inspection from time to time by the FDA for compliance with Good Manufacturing Practices ("GMPs"), as well as equivalent requirements and inspections by state and foreign regulatory authorities. There can be no assurance that the FDA or other authorities will not, during the course of an inspection of existing or new facilities, identify what they consider to be deficiencies in GMPs or other requirements and request, or seek, remedial action. Failure to comply with such regulations or delay in attaining compliance may adversely affect the Company's manufacturing activities and could result in, among other things, Warning Letters, injunctions, civil penalties, FDA refusal to grant premarket approvals or clearances of future or pending product submissions, fines, recalls or seizures of products, total or partial suspensions of production and criminal prosecution. Additionally, certain modifications of the Company's manufacturing facilities and processes, such as those made in preparation for commercial-scale production of products, will subject the Company to further FDA inspections and review prior to final approval of its products for commercial sale. There can be no assurance that the Company will be able to obtain necessary regulatory approvals or clearances on a timely basis, if at all. Delays in receipt of or failure to receive such approvals or clearances or the loss of previously received approvals or clearances would have a material adverse effect on the Company's results of operations and financial condition. See " -- FDA and Other Government Regulation," "Use of Proceeds" and "Business -- Manufacturing."

     DEPENDENCE ON SOLE SOURCE SUPPLIER. The Company currently purchases cyanoacetate, the primary raw material used in manufacturing most of the Company's products, from a single qualified source. Upon manufacturing scale-up there can be no assurance that the Company will be able to obtain adequate increased commercial quantities within a reasonable period of time or at commercially reasonable rates. Lack of adequate commercial quantities or inability to develop alternative sources meeting regulatory requirements at similar prices and terms within a reasonable time or any interruptions in supply in the future could have a material adverse effect on the Company's ability to manufacture its products, including TRAUMASEAL, and, consequently, could have a material adverse effect on the Company's results of operations and financial condition. See
" -- Dependence on Marketing Partners," "Business -- Marketing Partners" and "Business -- Manufacturing."

     DEPENDENCE ON PATENTS, TRADE SECRETS AND PROPRIETARY RIGHTS. The Company's success depends in large part on whether it can obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties. The Company has nine U.S. patents with expiration dates ranging from 2004 to 2013 and has filed applications for five additional U.S. patents, as well as certain corresponding patent applications outside the United States, relating to the Company's technology. There can be no assurance that any of the pending patent applications will be approved, that the Company will develop additional proprietary products that are patentable, that any patents issued to the Company will provide the Company with competitive advantages or will not be challenged by any third parties or that the patents of others will not prevent the commercialization of products incorporating the Company's technology. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of the Company's products or design around the Company's patents. Any of the foregoing results could have a material adverse effect on the Company's results of operations and financial condition.

     The commercial success of the Company also will depend, in part, on its ability to avoid infringing patents issued to others. If the Company were determined to be infringing any third party patent, the Company could be required to pay damages, alter its products or processes, obtain licenses or cease certain activities. If the Company is required to obtain any licenses, there can be no assurance that the Company will be able to do so on commercially favorable terms, if at all. The Company's failure to obtain a license for any technology that it may require to commercialize its products could have a material adverse effect on the Company's results of operations and financial condition.

     Litigation, which could result in substantial costs to and diversion of effort by the Company, may also be necessary to enforce any patents issued or licensed to the Company or to determine the scope and validity of third party proprietary rights.

If competitors of the Company that claim technology also claimed by the Company prepare and file patent applications in the United States, the Company may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial costs to and diversion of effort by the Company, even if the eventual outcome is favorable to the Company. Any such litigation or interference proceeding, regardless of outcome, could be expensive and time consuming. Litigation could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the Company to cease using certain technology and, consequently, could have a material adverse effect on the Company's results of operations and financial condition.

     In addition to patent protection, the Company relies on unpatented trade secrets and proprietary technological expertise. There can be no assurance that others will not independently develop or otherwise acquire substantially equivalent techniques, or otherwise gain access to the Company's trade secrets and proprietary technological expertise or disclose such trade secrets, or that the Company can ultimately protect its rights to such unpatented trade secrets and proprietary technological expertise. The Company relies, in part, on confidentiality agreements with its marketing partners, employees, advisors, vendors and consultants to protect its trade secrets and proprietary technological expertise. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company's unpatented trade secrets and proprietary technological expertise will not otherwise become known or be independently discovered by competitors. Failure to obtain or maintain patent or trade secret protection, for any reason, could have a material adverse effect on the Company's results of operations and financial condition. See "Business -- Patents, Trade Secrets and Proprietary Rights."

     EFFECTS OF FDA AND OTHER GOVERNMENT REGULATION. As newly developed medical devices, the Company's medical tissue cohesives must receive regulatory clearances or approvals from the FDA and, in many instances, from foreign and state governments, prior to their sale. In order to obtain such clearances or approvals, medical tissue cohesives must be shown to be efficacious and safe for use in humans. The Company's current and future medical tissue cohesives for humans are subject to stringent government regulation in the United States by the FDA under the Federal Food, Drug, and Cosmetic Act, as amended (the "FDC Act"). The FDA regulates the clinical testing, manufacture, safety, labeling, sale, distribution and promotion of medical devices. Included among these regulations are premarket clearance and premarket approval requirements and GMPs. Other statutory and regulatory requirements govern, among other things, establishment registration and inspection, medical device listing, prohibitions against misbranding and adulteration, labeling and postmarket reporting.

     The regulatory process is lengthy, expensive and uncertain. Before any new medical device may be introduced to the market, the manufacturer generally must obtain FDA approval through either the 510(k) premarket notification process or the lengthier PMA approval process. It generally takes from four to 12 months from submission to obtain 510(k) premarket clearance, although it may take longer. Approval of a PMA could take two or more years from the date of submission of the application. In addition, FDA approval of color additives used to color a medical device, such as the D & C Violet No. 2 in TRAUMASEAL, often must be obtained through the color additive petition ("CAP") process. The 510(k), PMA and CAP processes can be expensive, uncertain and lengthy, and there is no guarantee of ultimate approval. It is expected that most of the Company's future products under development will be subject to the lengthier PMA process. There can be no assurance that the Company will obtain the necessary clearances or approvals to market its products. Securing FDA clearances and approvals may require the submission of extensive clinical data and supporting information to the FDA, and there can be no guarantee of ultimate clearance or approval. Failure to comply with applicable requirements can result in Warning Letters, application integrity proceedings, fines, recalls or seizures of products, injunctions, civil penalties, total or partial suspensions of production, withdrawals of existing product approvals or clearances, refusals to approve or clear new applications or notifications and criminal prosecution.

     Medical devices also are subject to postmarket reporting requirements for deaths or serious injuries when the device may have caused or contributed to the death or serious injury, and for certain device malfunctions that would be likely to cause or contribute to a death or serious injury if the malfunction were to recur. If safety or efficacy problems occur after the product reaches the market, the FDA may take steps to prevent or limit further marketing of the product. Additionally, the FDA actively enforces regulations prohibiting marketing of devices for indications or uses that have not been cleared or approved by the FDA.

     The Company's current human medical devices are at different stages of FDA review. There can be no assurance that the Company will be able to obtain the necessary 510(k) clearances or PMA and CAP approvals to market and manufacture its products in the United States for their intended use on a timely basis, if at all, and delays in receipt of or failure to receive such clearances or approvals, the loss of previously received clearances or approvals, or failure to comply with existing or future regulatory requirements could have a material adverse effect on the Company's results of operations and financial condition. See " -- Uncertainty of Regulatory Approval for TRAUMASEAL,"
" -- Limited Manufacturing Experience" and "Business -- Government Regulations."

     EFFECTS OF INTERNATIONAL SALES. The Company and its marketing partners intend to market the Company's current and future products outside the United States as well as domestically. A number of risks are inherent in international transactions. In order for the Company to market its products in Europe, Australia, Canada and certain other foreign jurisdictions, the Company must obtain required regulatory approvals or clearances and otherwise comply with extensive regulations regarding safety, manufacturing processes and quality. These regulations, including the requirements for approvals or clearances to market, may differ from the FDA regulatory scheme. There can be no assurance that the Company will obtain regulatory approvals or clearances in such countries or that it will not be required to incur significant costs in obtaining or maintaining its foreign regulatory approvals or clearances. Delays in receipt of approvals or clearances to market the Company's products in foreign countries, failure to receive such approvals or clearances or the future loss of previously received approvals or clearances could have a material adverse effect on the Company's results of operations and financial condition. International sales also may be limited or disrupted by political instability, price controls, trade restrictions and changes in tariffs. The Company's royalties from international sales of TRAUMASEAL are based on net sales in foreign currencies, but payable in U.S. dollars, and thus may be adversely affected by fluctuations in currency exchange rates. Additionally, fluctuations in currency exchange rates may adversely affect demand for the Company's products by increasing the price of the Company's products in the currency of the countries in which the products are sold. There can be no assurance that the Company will be able to successfully commercialize its current or future products in any foreign market. See "Business -- Government Regulations," "Business -- Marketing Partners" and "Business -- Sales and Marketing."

     FUTURE CAPITAL NEEDS AND UNCERTAINTY OF ADDITIONAL FINANCING. The Company has expended and expects to continue to expend substantial funds to complete the research, development and clinical testing of its products and to establish commercial-scale manufacturing facilities. The Company believes that existing cash and cash equivalents and short-term investments, which totaled $17.7 million as of December 31, 1996, together with net proceeds of approximately $9.4 million from this Offering, will be sufficient to finance its capital requirements for at least 24 months. There can be no assurance that the Company will not be required to seek additional capital to finance its operations following the Offering. Other than the Company's equipment financing lines of credit, the Company currently has no commitments for any additional financing, and there can be no assurance that adequate funds for the Company's operations from any such additional financing, the Company's revenues, financial markets, arrangements with marketing partners or from other sources will be available when needed or on terms attractive to the Company. The inability to obtain sufficient funds may require the Company to delay, scale back or eliminate some or all of its research and product development programs, manufacturing operations, clinical studies or regulatory activities or to license third parties to commercialize products or technologies that the Company would otherwise seek to develop itself, and could have a material adverse effect on the Company's results of operations and financial condition. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     DEPENDENCE UPON KEY PERSONNEL. The Company is highly dependent on the principal members of its management and scientific staff. The Company does not maintain key person life insurance for any of its employees. In addition, the Company believes that its future success in developing marketable products and achieving a competitive position will depend in large part upon whether it can attract and retain additional qualified management and scientific personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to continue to attract and retain such personnel. The loss of services of one or more members of the management or scientific staff or the inability to attract and retain additional personnel and develop expertise as needed could have a material adverse effect on the Company's results of operations and financial condition. See "Management."

     PRODUCT LIABILITY EXPOSURE AND POTENTIAL UNAVAILABILITY OF INSURANCE. The testing, manufacturing, marketing and sale of the products being developed by the Company involve an inherent risk that product liability claims will be asserted against the Company, its marketing partners or licensees. There can be no assurance that the Company's current clinical trial and commercial product liability insurance in the amount of $3 million per claim with an annual aggregate limit of $3 million is adequate or will continue to be available in sufficient amounts or at an acceptable cost, if at all. A product liability claim, product recall or other claim, as well as any claims for uninsured liabilities or in excess of insured liabilities, could have a material adverse effect on the Company's results of operations and financial condition. See "Business -- Legal Proceedings."

     CONTROL BY EXISTING STOCKHOLDERS; ANTI-TAKEOVER PROVISIONS. Upon completion of this Offering, Rolf D. Schmidt, Chairman of the Board of Directors of the Company and a co-founder, and F. William Schmidt, a director of the Company and a co-founder, and their affiliates, will beneficially own approximately 43.6% of the outstanding Common Stock (or approximately 42.9% of the outstanding Common Stock assuming exercise in full of the Underwriters' over-allotment option), and the other directors and officers of the Company will beneficially own approximately 15.9% of the outstanding Common Stock after the Offering (or approximately 15.7% of the outstanding Common Stock assuming exercise in full of the Underwriters' over-allotment option). Accordingly, the Schmidts, either acting alone or together with the other directors and officers of the Company, would be able to exert considerable influence over the management and policies of the Company. Such a concentration of ownership may have the effect of delaying, deferring or preventing a change of control of the Company and consequently could adversely affect the market price of the Common Stock. Additionally, the Company's Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and By-Laws contain certain provisions that could prevent or delay the acquisition of the Company by means of a tender offer, proxy contest or otherwise, or could discourage a third party from attempting to acquire control of the Company, even if such events would be beneficial to the interests of the stockholders. These provisions, among other things, (i) prohibit stockholders of the Company from taking any action required or permitted to be taken by the stockholders by written consent, (ii) provide that special meetings of stockholders may only be called by the Board of Directors or the Chairman of the Board, (iii) do not allow cumulative voting for directors, (iv) divide the Board of Directors into three classes, each of which serves for a staggered three-year term, (v) prohibit the removal of directors without cause by the stockholders and without the approval of at least 75% of the voting power of the then outstanding shares entitled to vote in the election of directors, voting as a single class, (vi) provide supermajority voting requirements with respect to the approval of certain fundamental corporate changes and transactions, including, among others, amendment of certain provisions of the Certificate of Incorporation and amendment of the By-Laws by the stockholders, and (vii) grant the Board of Directors the authority, without action by the stockholders, to fix the rights and preferences of and issue shares of preferred stock. The Company is also subject to Section 203 of the Delaware General Corporation Law which contains certain anti-takeover provisions which prohibit a "business combination" between a corporation and an "interested stockholder" within three years of the stockholder becoming an "interested stockholder" except in certain limited circumstances. The business combination provisions of Section 203 of the Delaware General Corporation Law may have the effect of deterring merger proposals, tender offers or other attempts to effect changes in control of the Company that are not negotiated and approved by the Board of Directors. See "Management," "Principal and Selling Stockholders" and "Description of Capital Stock."

     BROAD DISCRETION IN APPLICATION OF PROCEEDS. The Company intends to use approximately $1.4 million, or 15%, of the net proceeds to the Company from the Offering (or approximately $4.1 million, or 34%, if the Underwriters' over-allotment option is exercised in full) for working capital and general corporate purposes, and the Company has not yet finally identified more specific uses for such net proceeds. In addition, a portion of the $1.4 million of net proceeds may be used for the acquisition of complementary businesses or products. Accordingly, the specific uses for the net proceeds will be at the complete discretion of management of the Company and the Board of Directors and may be allocated based upon circumstances arising from time to time in the future. See "Use of Proceeds."

     VOLATILITY OF STOCK PRICE; DILUTION. Factors such as announcements concerning the Company or its competitors, including the results of testing and clinical trials, technological innovations and the attainment of (or failure to attain) milestones in the commercialization of new products, government regulations, developments concerning proprietary rights, including new patents, changes in existing patents or litigation matters, a change in status of a marketing partner, investor perception of the Company or the commercial value or safety of its products, fluctuations in the Company's operating results and general market conditions in the industry may cause the market price of the Common Stock to fluctuate significantly. From the Company's initial public offering on September 25, 1996 through March 26, 1997, the sales price per share of Common Stock as quoted on the Nasdaq National Market ranged from a low of $5.75 to a high of $21.50. Furthermore, the stock market has experienced extreme price and volume fluctuations, which recently have particularly affected the market prices of the shares of medical technology companies and which have often been unrelated to the operating performance of such companies. These broad market fluctuations also may adversely affect the market price of the Common Stock. Purchasers of Common Stock in this Offering will experience immediate and substantial dilution of $10.90 per share in the net tangible book value per share of the Common Stock (based on a public offering price of $12.875 per share and after deducting underwriting discounts and commissions and other estimated offering expenses). See "Dilution."

     SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS; POTENTIAL ADVERSE IMPACT ON MARKET PRICE FROM SALES OF SHARES. Sales of substantial amounts of Common Stock in the public market following this Offering could adversely affect the market price of the Common Stock and adversely affect the Company's ability to raise capital at a time and on terms favorable to the Company. Of the 12,955,029 shares to be outstanding after this Offering, the 1,500,000 shares of Common Stock offered hereby and an additional 3,005,029 shares of Common Stock will be freely tradeable without restriction in the public market unless such shares are held by "affiliates" of the Company, as that term is defined in Rule 144(a) under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 8,450,000 shares of Common Stock to be outstanding after this Offering are restricted securities under the Securities Act and may be sold in the public market upon the expiration in September 1997 of the one-year holding period under Rule 144 subject to the volume, manner of sale and other limitations of Rule 144. The Securities and Exchange Commission (the "Commission") recently adopted revisions to Rule 144, the effect of which substantially shortened the holding periods under Rule 144. In addition, as of March 7, 1997, there were outstanding options to purchase 588,576 shares of Common Stock, of which 138,420 were fully vested and exercisable. An additional 406,395 shares were reserved for issuance under the Equity Compensation Plan. All of the shares issued, issuable or reserved for issuance under the Equity Compensation Plan are covered by an effective registration statement.

     Certain holders of 8,820,000 shares of Common Stock, of which 700,000 shares are to be sold by the Selling Stockholder in the Offering, are entitled to certain rights with respect to the registration of such shares for resale under the Securities Act. If such holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price of the Common Stock. Such rights may not be exercised prior to the expiration of 180 days from the date of this Prospectus. See "Description of Capital
Stock -- Registration Rights" and "Shares Eligible for Future Sale."

     ADVERSE IMPACT FROM POTENTIAL RELEASE OF SHARES SUBJECT TO LOCK-UP. All directors and executive officers and certain other stockholders of the Company who will beneficially own an aggregate 8,343,220 shares of Common Stock upon completion of this Offering, and the Company, with certain limited exceptions, have agreed with the Underwriters not to offer for sale, sell or otherwise dispose of, directly or indirectly, any shares of Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of Lehman Brothers Inc. The release of such shares from the lock-up prior to the expiration of the 180-day period could adversely affect the market price of the Common Stock.

     ABSENCE OF DIVIDENDS. The Company has never declared or paid cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. The Company currently intends to retain future earnings, if any, to fund the development and growth of its business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, operating results, capital requirements and such other factors as the Board of Directors deems relevant. See "Dividend Policy."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale and issuance of the 800,000 shares of Common Stock offered by the Company hereby, after deducting estimated expenses payable by the Company in connection with this Offering (at a public offering price of $12.875 per share), are estimated to be approximately $9.4 million (or $12.1 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholder. See "Principal and Selling Stockholders."

     The Company expects to use approximately $6.0 million of the net proceeds for research and development and clinical trials related to absorbable products and approximately $2.0 million for capital expenditures related to laboratories and manufacturing equipment. The Company expects to use the remaining net proceeds of approximately $1.4 million for working capital and general corporate purposes. A portion of the net proceeds may also be used for the acquisition of complementary businesses or products, although the Company has not entered into any definitive agreements or letters of intent with respect to any such transactions and is not in any negotiations with respect to any written or oral agreements or understandings regarding such transactions. The Company believes that existing cash and cash equivalents and short-term investments, which totaled $17.7 million as of December 31, 1996, together with net proceeds of approximately $9.4 million from this Offering, will be sufficient to finance its capital requirements for at least 24 months.

     Pending application of the net proceeds as described above, the Company intends to invest the net proceeds of this Offering in short-term, interest-bearing, investment-grade securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. The Company currently intends to retain future earnings, if any, to fund the development and growth of its business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, operating results, capital requirements and such other factors as the Board of Directors deems relevant.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "CLSR." Prior to the change of the Company's name on January 13, 1997, the Common Stock was traded under the symbol "TPMC." The following table sets forth, for the periods indicated, the high and low sales price per share of the Common Stock, as reported on the Nasdaq National Market, commencing with the Company's initial public offering on September 25, 1996. Prior to that date, there was no public market for the Common Stock.

                                                                                       HIGH      LOW
1996
  Third Quarter (from September 25, 1996)..........................................   $ 8.13    $ 8.00
  Fourth Quarter...................................................................    17.75      5.75
1997
  First Quarter (through March 26, 1997)...........................................   $21.50    $12.50

     As of March 6, 1997, there were approximately 126 holders of record of Common Stock.

                                 CAPITALIZATION

     The following table sets forth as of December 31, 1996 (i) the actual capitalization of the Company and (ii) the as adjusted capitalization of the Company reflecting the sale of the 800,000 shares of Common Stock offered by the Company hereby (at a public offering price of $12.875 per share) and receipt of the proceeds therefrom, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. See "Use of Proceeds." This table should be read in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements, including the notes thereto, included elsewhere in this Prospectus.

                                                                                                       AS OF DECEMBER 31, 1996
                                                                                                      ACTUAL     AS ADJUSTED (1)
                                                                                                           (IN THOUSANDS)
Long-term debt and capital lease obligations, less current portion................................   $     14       $      14
Stockholders' equity:
  Preferred Stock, $.01 par value; 2,000,000 shares authorized....................................         --              --
  Common Stock, $.01 par value; 35,000,000 shares authorized; 12,150,000 shares issued and
     outstanding; 12,950,000 shares as adjusted (2)...............................................        122             130
Additional paid-in capital........................................................................     33,579          42,936
Accumulated deficit...............................................................................    (16,246)        (16,246)
Deferred compensation on stock options............................................................     (1,000)         (1,000)
  Total stockholders' equity......................................................................     16,455          25,820
     Total capitalization.........................................................................   $ 16,469       $  25,834

(1) Adjusted to reflect the sale by the Company of 800,000 shares of Common Stock (at a public offering price of $12.875 per share) and the application of the net proceeds therefrom. See "Use of Proceeds."

(2) Excludes 588,576 shares of Common Stock issuable upon the exercise of options outstanding as of March 7, 1997 at a weighted average exercise price of $5.90 per share, of which 138,420 were fully vested and exercisable. See "Management -- Equity Compensation Plan."

                                    DILUTION

     As of December 31, 1996, the net tangible book value of the Company was $16,242,000 or $1.34 per share of Common Stock. "Net tangible book value" per share represents the amount of total tangible assets of the Company reduced by the amount of its total liabilities, divided by the number of shares of Common Stock outstanding. As of December 31, 1996, the as adjusted net tangible book value of the Company, after giving effect to the estimated net proceeds from the sale by the Company of the 800,000 shares of Common Stock offered by the Company hereby (based on a public offering price of $12.875 per share and after deducting underwriting discounts and commissions and other estimated offering expenses), would have been approximately $1.98 per share of Common Stock. This represents an immediate increase of $0.64 per share to existing stockholders and an immediate dilution of $10.90 per share to new investors. The following table illustrates this per share dilution:

Public offering price per share (1).........................................................................            $12.88
  Net tangible book value per share before Offering.........................................................   $1.34
  Increase per share attributable to new investors..........................................................     .64
Net tangible book value per share after Offering............................................................              1.98
Dilution to new investors...................................................................................            $10.90

(1) Before deduction of underwriting discounts and commissions and other offering expenses to be paid by the Company.

     The above table excludes 588,576 shares of Common Stock issuable upon the exercise of options outstanding as of March 7, 1997 at a weighted average exercise price of $5.90 per share, of which 138,420 were fully vested and exercisable. To the extent that these options are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below for each year in the five year period ended December 31, 1996 have been derived from financial statements audited by Price Waterhouse LLP, independent accountants. The balance sheets as of December 31, 1995 and 1996 and the related statements of operations and of cash flows for the years ended December 31, 1994, 1995 and 1996 and notes thereto appear elsewhere in this Prospectus. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements, including the notes thereto, and the other financial information included elsewhere in this Prospectus.

                                                                                        YEAR ENDED DECEMBER 31,
                                                                           1992       1993       1994       1995        1996
                                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Product sales..........................................................   $   648    $ 1,048    $ 1,478    $ 1,380    $    496
License and product development revenues...............................       230        162         25         --       3,500
  Total revenues.......................................................       878      1,210      1,503      1,380       3,996
Cost of products sold..................................................       386        366        528        531         460
Gross profit and license and product development revenues..............       492        844        975        849       3,536
Research, development and regulatory affairs expenses..................       895        863      1,231      1,637       3,167
Selling and administrative expenses....................................       912      1,037      1,366      1,589       2,879
Charges related to Partnership capital changes (1).....................        --         --         --      3,500      14,210
Payments to CRX Medical, Inc. and Caratec, L.L.C.......................       150        150        150        250         293
  Total operating expenses.............................................     1,957      2,050      2,747      6,976      20,549
Loss from operations...................................................    (1,465)    (1,206)    (1,772)    (6,127)    (17,013)
Interest expense to Sharpoint Development Corporation..................      (235)      (342)      (445)      (847)       (138)
Investment and interest income.........................................         1         --          2          2         337
Net loss...............................................................   $(1,699)   $(1,548)   $(2,215)   $(6,972)   $(16,814)
Pro forma net loss per common share (2)................................                                    $  (.69)   $  (1.59)
Shares used in computation of pro forma net loss per common share
  (2)..................................................................                                     10,150      10,545

                                                                                                                      AS OF
                                                                                                                   DECEMBER 31,
                                                                                                                       1996
                                                                            AS OF DECEMBER 31,                          AS
                                                            1992       1993       1994        1995       1996      ADJUSTED (3)
                                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents and short-term investments       $    26    $    11    $    30    $     20    $17,651      $ 27,016
Working capital (deficit)...............................      (181)      (392)       (10)       (395)    15,175        24,540
Total assets............................................       750        764        784         908     19,512        28,877
Long-term debt and capital lease obligations, less
  current portion.......................................     3,942      5,232      7,851      10,088         14            14
Total partners' capital (deficit) and stockholders'
  equity................................................    (3,615)    (5,163)    (7,378)    (10,850)    16,455        25,820

(1) Includes for 1995 a one-time non-cash charge of $3,500,000 which represented the estimated fair value of the limited partnership interests of certain employee limited partners admitted to the Partnership on December 31, 1995. In connection with the Exchange on September 25, 1996, Caratec, L.L.C. exchanged its right to receive various payments from the Partnership and its limited partnership interest for 1,776,250 shares of Common Stock. This transaction resulted in a non-cash expense for 1996 of $14,210,000 which equaled the difference between the value of the Common Stock issued to Caratec, L.L.C. and its basis in the Partnership. The resulting charge to accumulated deficit was offset by a credit to additional paid-in capital. See "Prior Partnership Status" and Note 1 to Notes to Financial Statements.

(2) See Note 2 to Notes to Financial Statements for a discussion of the basis for reported pro forma net loss per share.

(3) Adjusted to reflect the sale by the Company of 800,000 shares of Common Stock (at a public offering price of $12.875 per share) and the application of the net proceeds therefrom. See "Use of Proceeds."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's financial statements, including the notes thereto, included elsewhere in this Prospectus.

OVERVIEW

     Since its inception in May 1990, the Company has been developing, commercializing and manufacturing medical tissue cohesive products for use in wound closure on humans and animals. The Company's products are based on its proprietary cyanoacrylate technology, and a substantial portion of the Company's historical expenses has consisted of research and development and clinical trial expenses. Through the closing of the Company's initial public offering of Common Stock on September 30, 1996, the Company funded its operations with cash borrowed from Sharpoint Development Corporation ("Sharpoint"), sales of the Company's OCTYLDENT and NEXABAND products and license and product development revenues from marketing partners. On September 30, 1996, the Company completed its initial public offering, issuing 2,550,000 shares of Common Stock and generating net proceeds of approximately $17,926,000.

     The Company has been unprofitable since its inception and has incurred net losses in each year, including a net loss of approximately $16,814,000 for the year ended December 31, 1996, or $2,604,000 excluding a one-time non-cash charge of $14,210,000. The Company anticipates that its recurring operating expenses will increase for the next several years, as it expects its research and development expenses to increase in order to develop new products and fund additional clinical trials. The Company also expects to incur additional capital expenditures to expand its manufacturing capabilities. The Company expects to continue to incur a loss in 1997 and may incur losses in subsequent years, although the amount of future net losses and time required by the Company to reach profitability are highly uncertain. The Company's ability to generate significant revenue and become profitable will depend on its success in commercializing TRAUMASEAL, including the receipt of all regulatory clearances and approvals, expanding its manufacturing capabilities, developing new products and entering into additional marketing agreements and the ability of its marketing partners to commercialize successfully products incorporating the Company's technologies. No assurance can be given that the Company will generate significant revenue or become profitable on a sustained basis, if at all.

     In connection with the Exchange on September 25, 1996, obligations of and interests in the Partnership were contributed to the Company in exchange for an aggregate of 9,600,000 shares of Common Stock. As of March 29, 1996, the long-term debt of the Partnership held by Sharpoint, including accrued interest, was contributed to the Partnership as $11,483,000 of partners' capital. During the period from May 1990 through the consummation of the Exchange on September 25, 1996, CRX Medical, Inc. ("CRX") and its successor, Caratec, L.L.C. ("Caratec"), as limited partners of the Partnership, received payments of approximately $993,000 based on net revenues pursuant to the partnership agreement. These payment obligations ceased upon the consummation of the Exchange. As part of the Exchange, Caratec exchanged its right to receive payments based on net revenues and its right to receive, as a limited partner in the Partnership, a percentage of the proceeds of a sale of all or substantially all of the assets of the Partnership for 1,776,250 shares of Common Stock. This transaction resulted in a one-time non-cash charge of $14,210,000 which equaled the difference between the value of the Common Stock issued to Caratec and its basis in the Partnership. The resulting charge to accumulated deficit was offset by a credit to additional paid-in capital. See "Prior Partnership Status."

     Historically, there was no provision for federal or state income taxes in the financial statements of the Company's predecessor, Tri-Point Medical L.P., because income or loss generated by the Partnership was included by the partners in their personal income tax returns. Since the Company's incorporation on February 20, 1996, the Company has been subject to federal and state corporate income taxes.

     The Company was formed on February 20, 1996 and substantially all of the assets of the Partnership were transferred to the Company as of March 1, 1996. The net operating losses to March 1, 1996 will not be available to the Company to offset any future taxable income for federal income tax purposes because it was a partnership for that period.

     The Company incurred compensation expense of $500,000 for the year ended December 31, 1996 in connection with options for Common Stock granted to employees, consultants and directors because such options had a weighted average exercise price of $2.73 per share below the fair market value of the Common Stock. Such expense will be approximately $300,000 per year in the next three years and $120,000 in the subsequent year as the options vest. Such expense could increase during a given year if the vesting of options were to accelerate upon the occurrence of certain events. See "Management -- Equity Compensation Plan."

RESULTS OF OPERATIONS

  YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Total revenues for 1996 increased 189% to $3,996,000 from $1,380,000 for 1995. This increase was primarily the result of the receipt of $3,500,000 in license and product development revenues under the supply and distribution agreement for TRAUMASEAL entered into with Ethicon in March 1996. This increase was partially offset by a decrease in product sales from $1,380,000 for 1995 to $496,000 for 1996. This decrease was attributable to decreased sales volume of OCTYLDENT as a result of the inventory build-up by the Company's marketing partner during 1995. The Company is unable to predict future prospects for this product with the current marketing partner.

     Cost of products sold decreased 13% to $460,000 for 1996 as compared to $531,000 for 1995. This decrease was primarily a result of decreased sales volume of OCTYLDENT, as discussed above. Cost of products sold as a percentage of product sales increased to 93% for 1996 from 38% for 1995. This increase was primarily a result of the decreased sales volume of OCTYLDENT, resulting in the fixed portion of production costs being allocated over a lower volume of units produced.

     Operating expenses for 1996 increased 195% to $20,549,000 from $6,976,000 for 1995. Included in operating expenses for 1996 was a one-time non-cash charge of $14,210,000 related to the exchange by Caratec, a former limited partner of the Company's predecessor, Tri-Point Medical L.P., of its right to receive various payments from the Partnership and its limited partnership interest for Common Stock of the Company. See "Prior Partnership Status." Included in operating expenses for 1995 was a one-time non-cash charge of $3,500,000 representing the estimated fair value of the limited partnership interests of certain employee limited partners admitted into the Partnership on December 31, 1995. Excluding these non-cash charges, total operating expenses for 1996 increased 82% to $6,339,000 from $3,476,000 for 1995. This increase was primarily related to costs associated with the conduct of clinical trials for TRAUMASEAL, as well as financial advisory and professional fees and the amortization of deferred compensation related to employee and director stock options.

     Interest expense for 1996 decreased 84% to $138,000 from $847,000 for 1995. This decrease was a result of the related debt being converted into capital as of March 29, 1996.

     Investment and interest income for 1996 increased to $337,000 from $2,000 for 1995. This increase resulted from interest earned from higher average cash and investment balances resulting from the Company's receipt of the net proceeds of its initial public offering.

  YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Total revenues for 1995 decreased 8% to $1,380,000 from $1,503,000 for 1994. This decrease in total revenues was the result of a decrease in product sales revenues, which was primarily due to decreased sales volume of OCTYLDENT as a result of the initial product launch and the related inventory build-up by the Company's marketing partner during the year ended December 31, 1994.

     Cost of products sold increased 1% to $531,000 for 1995 as compared to $528,000 for 1994. This increase was primarily a result of decreased efficiencies and related costs associated with the expansion of the Company's manufacturing capabilities.

     Operating expenses for 1995 increased 154% to $6,976,000 from $2,747,000 for 1994. This increase was primarily a result of a non-cash compensation expense of $3,500,000 related to the grant of limited partnership interests in the Partnership to employees of the Company, as well as costs for development and preparation for clinical trials for TRAUMASEAL and increased financial advisory and professional fees. Offsetting these increases were reductions in clinical trial costs upon the completion of such trials for OCTYLDENT and NEXACRYL. Payments to CRX increased as a result of an increase in the stipulated minimum amount payable to CRX under the partnership agreement.

     Interest expense for 1995 increased 90% to $847,000 from $445,000 for 1994. This increase resulted primarily from additional long-term borrowings from Sharpoint during 1995 and 1994 to provide working capital.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its operations to date primarily through the sale of equity securities, borrowings from Sharpoint, license and product development revenues and product sales revenues. Through March 29, 1996, the Partnership had borrowed $9,571,000 from Sharpoint, which excludes accrued interest of $932,000 converted to long-term debt on

December 31, 1994. As of March 29, 1996, all such long-term debt, including accrued interest, was contributed as partners' capital to the Partnership.

     The Company believes that existing cash and cash equivalents and short-term investments, which totaled $17,651,000 at December 31, 1996, together with estimated net proceeds of approximately $9,365,000 from this Offering, will be sufficient to finance its capital requirements for at least 24 months.

     Cash provided by operating activities was $287,000 for 1996. The Company used cash of $2,113,000 and $1,533,000 for operating activities during 1995 and 1994, respectively. This decrease in cash used by operations was primarily due to the receipt of $3,500,000 from Ethicon under the supply and distribution agreement for TRAUMASEAL discussed above.

     Cash used for investing activities was $5,637,000 for 1996, up from $104,000 for 1995 and $130,000 for 1994, primarily as a result of the receipt of proceeds from the initial public offering. The increase was primarily used to purchase short-term investments, as well as to acquire capital equipment and obtain and protect patents. Although the Company has no material commitments for capital expenditures, the Company anticipates using approximately $2,000,000 of the net proceeds from this Offering for capital expenditures related to laboratories and manufacturing equipment. See "Use of Proceeds."

     Cash provided by financing activities was $18,354,000 for 1996, up from $2,207,000 and $1,682,000 for 1995 and 1994, respectively. The Company's primary financing activity during 1996 was its initial public offering. During 1995 and 1994, the Company's financing activities primarily were borrowings from Sharpoint.

     The Company has entered into a capital lease agreement with an equipment finance company that provides for up to $1,500,000 of equipment financing.

     The Company expects to incur expenses related to the further research and development of its technology and the development of current and additional products, including outside testing and preclinical and clinical trials. See "Use of Proceeds."

     The Company's future capital requirements will depend on numerous factors, including (i) the progress of its research and product development programs, including clinical studies, (ii) the effectiveness of product commercialization activities and marketing agreements, including the development and progress of sales and marketing efforts and manufacturing operations, (iii) the ability of the Company to maintain existing marketing agreements and establish and maintain new marketing agreements, (iv) the costs involved in preparing, filing, prosecuting, defending and enforcing intellectual property rights and complying with regulatory requirements, (v) the effect of competing technological and market developments and (vi) general economic conditions. If the proceeds of this Offering, together with the Company's currently available funds and internally generated cash flow, are not sufficient to satisfy its financing needs, the Company will be required to seek additional funding through bank borrowings and additional public or private sales of its securities, including equity securities, or through other arrangements with marketing partners. Other than the Company's equipment financing lines of credit, the Company has no credit facility or other committed sources of capital. There can be no assurance that additional funds, if required, will be available to the Company on favorable terms, if at all. See "Risk Factors -- Future Capital Needs and Uncertainty of Additional Financing" and "Use of Proceeds."

                                    BUSINESS

GENERAL

     Closure develops, commercializes and manufactures medical tissue cohesive products based on its proprietary cyanoacrylate technology. The Company's medical tissue cohesives can be used to close and seal wounds and incisions rapidly and stop leakage of blood and other body fluids from injured tissue. The Company's nonabsorbable products can be used to replace sutures and staples for certain topical wound closure applications, while the Company's absorbable products can potentially be used as surgical sealants and surgical tissue cohesives for internal wound closure and management. Closure's medical tissue cohesive products align injured tissue without the trauma caused by suturing or stapling and allow natural healing to proceed. In addition, Closure believes that its medical tissue cohesive products result in lower overall procedure costs and are easier and quicker to prepare and use than sutures or staples. The worldwide market for sutures and staples for topical and internal applications is currently estimated to be $2.6 billion annually, and the Company expects that it will compete for a portion of this market.

     The Company has three products for human use and has a product line for veterinary uses, which are described below:

        TRAUMASEAL is a topical tissue cohesive used to close wounds from skin lacerations and incisions. The Company filed a PMA application for TRAUMASEAL with the FDA in December 1996, which application was granted "expedited processing." The Company has entered into a marketing agreement with Ethicon for exclusive worldwide marketing and distribution of TRAUMASEAL. Product launch of TRAUMASEAL is expected in France, Italy and Australia in mid-1997 and in Canada in late 1997, subject to receipt of regulatory approval.

        OCTYLDENT is a topical sealant currently used in conjunction with Actisite(Register mark), a site-specific drug delivery system manufactured by ALZA, to treat adult periodontal disease. OCTYLDENT received 510(k) clearance for use as a cohesive for the temporary fixing of periodontal fibers to teeth or other hard surface abutments from the FDA in 1990 and is marketed with Actisite(Register mark) in the United States by the Procter & Gamble/ALZA Partnership and outside the United States by ALZA.

        NEXACRYL is a topical sealant to be used in the repair of corneal ulcers and lacerations. The Company received an FDA approvable letter for NEXACRYL in January 1996. If approved, the Company believes NEXACRYL will be the first cyanoacrylate cohesive product to receive PMA approval from the FDA. The Company has entered into a marketing agreement with Chiron for exclusive worldwide marketing and distribution of NEXACRYL.

        NEXABAND is a product line of five topical tissue cohesives currently used in veterinary wound closure and management. NEXABAND products have been marketed by Farnam since 1993.

     Closure is also developing absorbable products for internal applications. The Company has two products in development, a surgical sealant to be used to control post-surgical leakage from coronary artery bypass graft and bowel resection procedures and a surgical tissue cohesive to be used to close internal surgical incisions and traumatic wounds. These future products require further development, clinical trials and regulatory clearance or approval prior to commercialization.

TECHNOLOGY OVERVIEW

     Closure's medical tissue cohesive products are based on its proprietary cyanoacrylate technology. Cyanoacrylates are a family of liquid monomers that react under a variety of conditions to form polymer films with strong adhesive properties. Industrial adhesives based on cyanoacrylates were first introduced in 1958 and are widely used in the aerospace and automotive industries, as well as in consumer products such as super glue.

     Medical tissue cohesives have not been widely used because, unlike industrial adhesives, medical tissue cohesives must be shown to be safe for use in humans and approved by regulatory authorities. The major obstacles to achieving regulatory approval have been meeting biocompatibility standards and demonstrating sterility. Using its proprietary cyanoacrylate technology, Closure believes it has demonstrated biocompatibility as defined by ISO Toxicology Testing Standards for the Biological Evaluation of Medical Devices. A key element in the Company's compliance with these standards is its ability to manufacture highly purified base material which allows the Company to satisfy toxicity tests. In addition, Closure's products are synthetic, thereby eliminating the risk of contamination inherent in products such as fibrin glues or collagen-based products, which are derived from human blood or animal tissue. Closure has also developed novel assays to demonstrate sterility, which is required for regulatory approval and enhances the safety profile of its products.

     Closure's technology enables it to develop NONABSORBABLE formulations for topical use and ABSORBABLE formulations for internal use. Nonabsorbable formulations close and seal skin wounds and incisions for the duration of healing, then fall off naturally as new skin cells are produced and the wound bed heals. Absorbable formulations can be used to close or seal internal wounds and degrade, in a predictable manner, into biocompatible components that are eliminated from the body naturally. Closure has been able to develop absorbable formulations by controlling biodegradability of cyanoacrylates.

     The key obstacle in developing an absorbable formulation has been that certain byproducts of the degradation process are toxic. In particular, degradation of cyanoacrylates produces formaldehyde, which is toxic at relatively low concentrations in the body. Closure has patented a "scavenger" process that permits degradation without a cytotoxic reaction. In this process, the Company adds agents to its formulations that reduce formaldehyde to biologically acceptable levels.

     The Company's proprietary technology allows it to customize the physical and chemical properties of cyanoacrylates to meet specific market needs. These properties include viscosity, flexibility, bond strength, stability, setting time, porosity and biodegradation. For example, TRAUMASEAL has been formulated with the high bond strength of cyanoacrylates, yet has enough flexibility to adhere and adjust as needed to the tension of the skin on different areas of the body. Additional formulations of TRAUMASEAL with higher viscosity and varied setting times may be developed to enhance ease of use in specialized procedures in cosmetic and dermatologic surgery. The Company's products for the treatment of moist areas, such as the eyes, mouth and internal tissue, may be formulated to have faster setting times to control the flow of fluids. The Company's absorbable products may be formulated with controlled biodegradation rates to match the healing rates of various tissues. In addition, the Company's products perform consistently and reproducibly, do not require special preparation or refrigeration and have shelf-lives of 18 to 24 months.

     Closure has also developed delivery technology to deliver TRAUMASEAL and other products to wound sites in order to enhance the utility of its products. The current TRAUMASEAL applicator is a small, pen-like instrument that is easy to use and facilitates the application of the product. This applicator contains a catalyst that controls the polymerization process and allows the cohesive film to be applied in multiple layers, which enhances bond strength. The Company has also developed a spray applicator for equine wound management, which permits fast delivery of the NEXABAND tissue cohesive to a large surface area of the animal. Closure intends to continue investigating and developing delivery technologies as various needs arise.

     The Company is building a strong portfolio of patent and trade secret protection on the basic properties, formulations and medical uses of its proprietary tissue cohesive and delivery technologies. The Company has been issued five U.S. patents relating to the Company's scavenger process for its absorbable formulations. In addition, the Company has four patents directed to other areas of tissue cohesive and delivery technology. The Company has filed five U.S. patent applications covering other aspects of the scavenger process, delivery technology, biodegradation rate control processes, high strength wound closure tissue cohesives and formulation and delivery additives. Counterparts of certain of these patents and patent applications have been filed in other countries. The Company also relies on its trade secrets and technological expertise in order to protect its proprietary technology.

     During the years ended December 31, 1994, 1995 and 1996, the Company spent $546,000, $652,000 and $861,000, respectively, on Company-sponsored research and development activities.

BUSINESS STRATEGY

     The Company's objective is to become the leader in the medical tissue cohesive market by capitalizing on its proprietary cyanoacrylate technology. The Company's strategy is to focus initially on commercializing and launching topical tissue cohesive products based on its nonabsorbable formulations. Initial target markets are topical wound closure in emergency rooms and operating rooms and for plastic surgery procedures. For its nonabsorbable products, the Company has entered into agreements with market leaders to market and distribute the Company's products.

     The Company is also pursuing the development and commercialization of absorbable formulations. Implementing this strategy involves the following activities:

        EXPAND AND ACCELERATE RESEARCH AND DEVELOPMENT. Closure's research and development efforts are primarily focused on developing absorbable tissue cohesives, as well as product line extensions of its nonabsorbable tissue cohesives. The Company intends to increase its research and development staff, significantly expand its research facilities and acquire additional laboratory and analytical equipment.

        EXPAND MANUFACTURING CAPACITY. The Company believes its ability to manufacture highly purified cyanoacrylate-based medical tissue cohesives is a key competitive advantage. Closure intends to retain manufacturing rights to all its products and will expand its manufacturing capacity by adding facilities, equipment and personnel. In addition, the Company is researching other processes to improve manufacturing capacity and efficiency.

        SEEK RAPID REGULATORY APPROVAL. The Company targets product applications classified as medical devices that are eligible for regulatory approval under a less time-consuming process than that required for pharmaceuticals. The Company's laboratory, animal and human studies have generated an extensive database which the Company believes will facilitate the regulatory approval process of current and future products. The Company engages clinical research organizations to utilize the extensive experience and technical expertise of such organizations in planning and managing clinical trials.

        ESTABLISH FOCUSED SALES FORCE. As the Company's absorbable surgical sealant and surgical tissue cohesive products progress toward commercialization, the Company intends to establish a focused sales force to market these products. Where appropriate based on the indication for its absorbable products, the Company may establish partnerships with recognized market leaders to take advantage of their resources and distribution channels.

PRODUCTS

     The Company's medical tissue cohesive products are an alternative to the traditional method of closing topical and internal wounds and incisions. Suturing and stapling involve puncturing healthy tissue in order to align and close the wound, may cause leakage or additional scarring at the small puncture sites, may require anesthetics, are time-consuming to apply, and often require return patient visits and physician time to remove the sutures or staples. Medical tissue cohesives may be applied quickly, may not require anesthetics, do not induce trauma to surrounding tissues and do not require return visits to the physician.

          PRODUCT                  MARKET                   STATUS                  MARKETING PARTNER
NONABSORBABLE
  TRAUMASEAL                   Topical wound      PMA pending (granted            Ethicon
                               closure            expedited processing)
  OCTYLDENT                    Periodontal        Marketed in U.S. and            Procter & Gamble/ALZA
                               sealant            European-Union countries in     Partnership; ALZA
                                                  conjunction with
                                                  Actisite(Register mark)
  NEXACRYL                     Corneal repair     PMA pending                     Chiron
  NEXABAND (5 products)        Veterinary         Marketed in U.S.                Farnam
ABSORBABLE
  SURGICAL SEALANT             Coronary           Preclinicals                    None
                               artery bypass
                               graft and
                               bowel
                               resection
  SURGICAL TISSUE COHESIVES    Internal wound     Preclinicals                    None
                               closure

  TRAUMASEAL

     The Company's lead product, TRAUMASEAL, is a topical tissue cohesive used to close wounds from skin lacerations and incisions, minimally invasive surgery and plastic surgery. The Company believes, based on market research, that there are approximately 11 million skin lacerations annually in the United States. In addition, there were an estimated 7.6 million minimally invasive surgical procedures in 1995 and approximately 1.4 million plastic surgery procedures in 1994. The Company believes, based on industry sources, that approximately 25 million other surgical procedures are performed annually in the United States. The Company expects that TRAUMASEAL will compete for a portion of these markets as a replacement for, or in conjunction with, sutures or staples. TRAUMASEAL is intended to be used topically for wound closure where a 5.0 or smaller diameter suture would normally be used and is not intended for use on the hands, feet or across joints. TRAUMASEAL can also be used topically for lacerations or incisions requiring subcutaneous sutures or staples. Although the purchase cost of TRAUMASEAL will be greater than sutures or staples, the Company believes that the use of TRAUMASEAL will result in lower overall procedure costs because of reduced treatment time, elimination of the need for anesthetics, simplification of post-closure wound care and elimination of suture or staple removal.

     The Company submitted a PMA application for TRAUMASEAL in December 1996. Based on the FDA's initial review, this application was determined to be suitable for filing and was granted "expedited processing." The Company completed controlled, randomized clinical trials of TRAUMASEAL at ten sites throughout the United States with an enrollment of 818 patients. The clinical trials were conducted by a clinical research organization and compared wound closure utilizing TRAUMASEAL with wound closure utilizing sutures or staples. The clinical trials demonstrated TRAUMASEAL to be at least equivalent to nonabsorbable 5.0 or smaller diameter sutures, staples or adhesive strips/tapes in wound closure, wound healing, cosmetic outcome and infection rate and also demonstrated that the use of TRAUMASEAL substantially reduced procedure time. In February 1997, the Company submitted a CAP to the FDA for use of a color additive in TRAUMASEAL.

     Product launch of TRAUMASEAL is expected in France, Italy and Australia in mid-1997 and in Canada in late 1997, subject to regulatory approval. A controlled, randomized 300-patient clinical study of TRAUMASEAL conducted in Canada in late 1995 and early 1996 similarly demonstrated TRAUMASEAL to be at least equivalent to nonabsorbable 5.0 or smaller diameter sutures. There were no reports of unanticipated adverse effects.

     In March 1996, the Company entered into an agreement with Ethicon, a subsidiary of Johnson & Johnson and a world leader in wound closure products, to market and distribute TRAUMASEAL.

  OCTYLDENT

     OCTYLDENT, the Company's first human product introduction, is a topical sealant used in conjunction with site-specific sustained release antibacterial drug therapy to treat adult periodontal disease. The American Dental Association estimated that approximately 14 million scaling and planing procedures were performed in 1990 (the most recent year for which data are available) in the United States to help prevent the progression of periodontal disease. OCTYLDENT is currently used to seal the pocket of a diseased gum where
Actisite(Register mark), a therapeutic drug delivery system manufactured by ALZA, has been inserted, thereby allowing the system to remain in place over a ten-day period.

     OCTYLDENT received FDA marketing clearance in August 1990, and the FDA issued approval to market Actisite(Register mark) in March 1994. The Company entered into supply agreements in 1991 and 1993 with the Procter & Gamble/ALZA Partnership and ALZA to market OCTYLDENT with Actisite(Register mark) in the United States and outside the United States, respectively. The U.S. product launch of OCTYLDENT, sold in combination with Actisite(Register mark), commenced in July 1994. The Actisite(Register mark)/OCTYLDENT product is marketed in several European countries, where the first launch occurred in May 1993, and ALZA is pursuing registration and distribution arrangements for Actisite(Register mark) in a number of other European markets. The Company received authorization to display the CE mark for OCTYLDENT in the European Union in August 1995, which allows OCTYLDENT to be marketed throughout the European Union.

     The Company entered into an agreement in March 1994 with On-Site Therapeutics, Inc. ("On-Site") pursuant to which On-Site provides exclusive services to identify potential purchasers of OCTYLDENT for use in conjunction with site-specific sustained release antibacterial drug therapy for adult periodontal disease. Under the agreement, On-Site receives royalties on sales of OCTYLDENT.

  NEXACRYL

     NEXACRYL is a topical sealant to be used in the repair of corneal ulcers and lacerations. NEXACRYL received orphan device status to treat a condition known as "melting cornea" for which no FDA-approved product is presently available. NEXACRYL is applied directly to the cornea to seal fluids and allow the corneal tissue to heal.

     A clinical study of NEXACRYL has been completed in which 262 patients were treated at 23 clinical study sites with no reports of leakage or infections attributable to NEXACRYL. Based on this study, the Company filed a PMA application with the FDA and received an approvable letter from the FDA in January 1996 for the product. A PMA is anticipated following sterilization validation studies, FDA inspection of the manufacturing site and FDA labeling review. If approved, the Company believes NEXACRYL will be the first cyanoacrylate cohesive to obtain a PMA from the FDA.

     The Company intends to develop an additional formulation of NEXACRYL for use in cataract and other related corneal procedures. There are approximately two million cataract procedures performed in the United States each year. If NEXACRYL receives marketing approval from the FDA, the Company intends to broaden the indication for NEXACRYL to cover such procedures. The Company believes this can be accomplished by submitting a PMA Supplement to the FDA, which may include clinical data to be generated from a limited clinical study. There can be no assurance that a limited clinical study will be acceptable to the FDA or that the Company will be able to obtain FDA approval of a PMA Supplement for this or any additional indication.

     The Company's marketing partner for NEXACRYL is Chiron.

  NEXABAND VETERINARY PRODUCTS

     The Company has five topical tissue cohesive products sold under the NEXABAND trade name used in veterinary wound closure and management procedures. There were an estimated 11 million surgical procedures performed on animals in the United States in 1990 and for which the Company believes NEXABAND products could have been used. The Company estimates that NEXABAND products were used in approximately 1.3 million veterinary procedures in the United States in 1996.

     NEXABAND products seal the wound and provide a flexible, waterproof barrier against dirt, fluids and contaminants. The tissue cohesive falls off as the wound is healed. The products are differentiated by type of applicator, setting time, viscosity and packaging. NEXABAND S/C is used for the topical closure of lacerations and spay and neuter incisions. NEXABAND QUICKSEAL is used as a sealant for minor grooming cuts. NEXABAND PUMP SPRAY is used as a sealant for large surface area wounds, particularly equine abrasion wounds. NEXABAND LIQUID is used for wound closure in cat declawing procedures. NEXABAND OPHTHALMIC is used as a hemostatic agent and for the protection of damaged corneas. The NEXABAND products are distributed through Farnam, a leader in large animal over-the-counter products and small and large animal ethical product markets.

PRODUCTS IN DEVELOPMENT

     The Company has several absorbable products under development which will require further development, clinical trials and regulatory clearance or approval prior to commercialization. See " -- Government Regulations."

  SURGICAL SEALANT

     The Company is developing an absorbable surgical sealant to be used to control post-surgical leakage at suture closure sites, a problem that is not effectively addressed by current medical technology. Closure's surgical sealant is being developed initially for use in coronary artery bypass graft and bowel resection surgery, of which approximately 1.2 million procedures were performed in the United States in 1992. The Company believes its absorbable formulations could also serve as effective sealants for repairing bladder or spleen defects, diffusing bleeding from the liver, sealing air leakage from lung defects, repairing skin graft sites and managing chronic skin ulcers.

     The Company is conducting preliminary animal studies to test the feasibility of using absorbable tissue cohesive sealants to prevent leakage during coronary artery bypass graft procedures.

     A number of major medical firms are seeking to develop blood-based fibrin products to prevent leakage at suture closure sites. The Company believes that its surgical sealant has advantages over such products in that it will be significantly easier to manufacture, control and manipulate than human blood, which must be harvested, processed and screened for contaminants, and eliminates the risk of contamination inherent in blood-derived products. In addition, several companies are seeking to develop collagen-based products, which are derived from animal tissue, to act as an internal sealant for human tissue. The Company believes that its surgical sealants have similar advantages over collagen-based products and that such products will pose many of the same contamination risks described above. In addition, the Company believes that its cyanoacrylate-based tissue cohesives have greater bond strength than either fibrin-based or collagen-based products.

  SURGICAL TISSUE COHESIVE

     The Company is developing an absorbable surgical tissue cohesive for the closure of internal surgical incisions and traumatic wounds. There were approximately 50 million surgical procedures performed globally in 1995, with an estimated growth rate of 2% to 3% annually. The Company believes that its absorbable tissue cohesive for surgical closure of soft tissue would be fast, safe and easy to use, and would provide advantages over sutures and staples such as cost effectiveness, enhanced wound sealing and closing, maintenance of the healing environment, reduced trauma, pain and patient discomfort and superior tissue adherence. In addition, the Company believes that its absorbable surgical tissue cohesive would be well-suited for internal closure in laparoscopic procedures.

     The Company has initiated preliminary animal studies to test the feasibility of absorbable formulations to close internal wounds, including soft tissue wounds.

  ADDITIONAL PRODUCT OPPORTUNITIES

     The Company believes that there are other potential medical applications for its proprietary cyanoacrylate technology. The Company has not yet developed any programs or committed any funds for research and development of these potential applications. Moreover, any potential products will be subject to extensive and rigorous regulatory review. There can be no assurance that any funds will be available for research programs for such potential products or that any potential products will be successfully developed, be proven to be safe and efficacious in clinical trials, meet applicable regulatory standards, be capable of being produced in commercial quantities at acceptable costs or be successfully marketed.

     The Company believes that many consumers of over-the-counter ("OTC") wound closure products would prefer the sealing and wound protection characteristics of a cohesive as compared to the wound covering capabilities of a topical bandage. The Company believes that incorporating its topical wound closure product, TRAUMASEAL, into an OTC product could provide a fundamental differentiating characteristic and marketing advantage over products currently offered in the OTC market. FDA approval of a PMA Supplement would be required prior to marketing TRAUMASEAL for OTC use.

     The Company also believes that its cohesive technology could be used as a site-specific drug delivery system to deliver growth factors to stimulate tissue regeneration, various hormones or pharmaceuticals to promote healing, antibiotics or antivirals to inhibit infection or chemotherapeutic agents to slow or stop tumor growth. Based on preliminary analyses, the Company believes that encapsulations, matrix vehicles, liquids and other formed products may be developed from its cohesive material.

     In addition, the Company believes its technology could be useful for certain orthopedic repair procedures.

MARKETING PARTNERS

     An important element of the Company's strategy for its nonabsorbable products is to enter into marketing agreements to enable it to take advantage of the wide range of opportunities created by its technology. To exploit these opportunities, the Company has entered into the agreements described below for the supply and distribution of certain products. The Company is dependent on its marketing partners to market and distribute its products. Although the Company believes that its marketing partners have an economic motivation to succeed in performing their contractual responsibilities, the amount and timing of resources to be devoted to these activities are not within the control of the Company. See "Risk Factors -- Dependence on Marketing Partners."

  ETHICON, INC.

     In March 1996, the Company entered into a renewable, eight-year supply and distribution agreement with Ethicon, a subsidiary of Johnson & Johnson, which provides Ethicon with exclusive worldwide rights to market, distribute and sell TRAUMASEAL, the Company's nonabsorbable wound closure tissue cohesive. The agreement provides for certain up-front and milestone payments to the Company, provides for the reimbursement of certain expenses associated with clinical trials, requires Ethicon to make minimum purchases that escalate annually after receipt of FDA or European Community approval and requires Ethicon to pay royalties based upon net sales.

     Ethicon may renew the agreement for additional one-year periods. The agreement is terminable upon specified events, including (i) material breach by either party, (ii) insolvency of either party and (iii) failure to obtain regulatory approval for TRAUMASEAL in the United States within two years from the date of submission of the Company's 510(k) notification or PMA. The Company completed human clinical trials of TRAUMASEAL in late 1996 and submitted a PMA application in December 1996. The Office of Device Evaluations of the FDA subsequently notified the Company that the PMA was granted "expedited processing" by the FDA. Upon certain events of default, including failure to provide an adequate supply of product, Ethicon may terminate its arrangement to purchase TRAUMASEAL from the Company, and Ethicon may itself then manufacture TRAUMASEAL and only pay the Company royalties based on sales. See "Risk
Factors -- Dependence on Marketing Partners," "Risk Factors -- Limited Manufacturing Experience" and " -- Manufacturing."

  PROCTER & GAMBLE/ALZA, PARTNERS FOR ORAL HEALTH CARE AND ALZA CORPORATION

     The Company entered into a supply agreement with the Procter & Gamble/ALZA Partnership in March 1991, which was subsequently amended in April 1992. The agreement grants the Procter & Gamble/ALZA Partnership the non-exclusive worldwide rights to market and distribute OCTYLDENT with Actisite(Register mark), a product manufactured by ALZA. The first shipment under this agreement was in May 1994. In March 1993, the Company entered into a supply agreement with ALZA, which grants ALZA non-exclusive rights to market OCTYLDENT worldwide, except in the United States, Canada, Mexico and Venezuela, where the Procter & Gamble/ALZA Partnership has marketing rights. The first shipment under this agreement was in May 1993. The agreements guarantee the Company minimum purchases annually and provide for specified prices per unit for OCTYLDENT, which may be increased annually subject to certain limitations.

     The agreements each have a term of three years from the first shipment date, with automatic renewal for additional one-year periods, and each agreement is terminable upon specified events, including (i) material breach by either party, (ii) the publication of a scientific study, undertaken or reported by a nationally recognized health research agency or government body, that links any component of OCTYLDENT to any health or safety hazard and (iii) any revocation or suspension of the Company's 510(k) clearance for OCTYLDENT.

  CHIRON VISION CORPORATION

     The Company entered into a supply and distribution agreement with Chiron effective July 1992, and amended in April 1995, which provides Chiron with the exclusive rights to market, sell and distribute certain human ophthalmic products on a worldwide basis. The agreement provides Chiron with an option to expand its coverage to include new products. The Company received a payment upon the execution of the agreement, and will receive a milestone payment upon FDA marketing approval of its first ophthalmic product, NEXACRYL. The agreement guarantees the Company minimum purchases that escalate annually. Pursuant to the agreement, pricing may be adjusted annually to reflect increases in the U.S. Department of Labor Producer's Price Index. The agreement has a term of 10 years from the effective date of U.S. regulatory approval of the last-approved product. The agreement is terminable upon specified events, including (i) material breach by either party, (ii) Chiron's providing 30 days' notice as to any product for which FDA clearance or approval is then pending, or (iii) Chiron's providing 180 days' notice for products for which FDA clearance or approval is obtained. In certain circumstances, Chiron may terminate its arrangement to purchase products from the Company, and may itself then manufacture such products and only pay the Company royalties based on sales.

  FARNAM COMPANIES, INC.

     In December 1992, the Company entered into a renewable, seven-year development and distribution agreement with Farnam. The Company granted Farnam the exclusive rights to market, sell and distribute its NEXABAND line of veterinary products to the ethical veterinary market in North America. In addition to the existing nonabsorbable NEXABAND products covered by this agreement, Farnam has exclusive rights in North America to any absorbable veterinary cohesive products developed by the Company. Prices and minimum sales volumes for new products will be negotiated upon product development completion. Pursuant to the agreement, the Company received a nonrefundable research, testing and development fee. The agreement also provides for minimum purchases, which increase annually, and allows the Company to adjust prices annually, but not in excess of increases in the U.S. Department of Labor Wholesale Price Index. The agreement is terminable upon specified events, including material breach by either party. The agreement will automatically renew for successive one-year periods contingent on Farnam meeting required levels of purchases.

PATENTS, TRADE SECRETS AND PROPRIETARY RIGHTS

     The Company's success depends in large part on its ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties. The Company has nine U.S. patents with expiration dates ranging from 2004 to 2013 and has filed applications for five additional U.S. patents, as well as certain patent applications outside the United States, relating to the Company's technology. Five of the issued U.S. patents relate to the Company's scavenger process for its absorbable formulations and pending U.S. patent applications relate to other aspects of the scavenger process. In addition, the Company has four patents directed to other areas of tissue cohesive and delivery technology. Other U.S. patent applications relate to the Company's delivery technology, biodegradation rate control processes, high strength wound closure tissue cohesives and formulation and delivery additives.

     There can be no assurance that any of the pending patent applications will be approved, that the Company will develop additional proprietary products that are patentable, that any patents issued to the Company will provide the Company with competitive advantages or will not be challenged by any third parties or that the patents of others will not prevent the commercialization of products incorporating the Company's technology. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of the Company's products or design around the Company's patents. Any of the foregoing results could have a material adverse effect on the Company's results of operations and financial condition.

     The commercial success of the Company also will depend, in part, on its ability to avoid infringing patents issued to others. If the Company were determined to be infringing any third party patent, the Company could be required to pay damages, alter its products or processes, obtain licenses or cease certain activities. If the Company is required to obtain any licenses, there can be no assurance that the Company will be able to do so on commercially favorable terms, if at all. The Company's failure to obtain a license for any technology that it may require to commercialize its products could have a material adverse impact on the Company's results of operations and financial condition.

     Litigation, which could result in substantial costs to and diversion of effort by the Company, may also be necessary to enforce any patents issued or licensed to the Company or to determine the scope and validity of third party proprietary rights. If competitors of the Company that claim technology also claimed by the Company prepare and file patent applications in the United States, the Company may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial costs to and diversion of effort by the Company, even if the eventual outcome is favorable to the Company. Any such litigation or interference proceeding, regardless of outcome, could be expensive and time consuming. Litigation could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the Company to cease using such technology and, consequently, could have a material adverse effect on the Company's results of operations and financial condition.

     In addition to patent protection, the Company relies on unpatented trade secrets and proprietary technological expertise. There can be no assurance that others will not independently develop or otherwise acquire substantially equivalent techniques, or otherwise gain access to the Company's trade secrets and proprietary technological expertise or disclose such trade secrets, or that the Company can ultimately protect its rights to such unpatented trade secrets and proprietary technological expertise. The Company relies, in part, on confidentiality agreements with its marketing partners, employees, advisors, vendors and consultants to protect its trade secrets and proprietary technological expertise. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company's unpatented trade secrets and proprietary technological expertise will not otherwise become known or be independently discovered by competitors. Failure to obtain or maintain patent and trade secret protection, for any reason, could have a material adverse effect on the Company's results of operations and financial condition.

GOVERNMENT REGULATIONS

     The Company's products and operations are subject to substantial government regulation in the United States and foreign countries.

  FDA REGULATION

     Most medical devices, including the Company's medical tissue cohesives for humans, are subject to stringent government regulation in the United States by the FDA under the FDC Act, and, in many instances, by foreign and state governments. The FDA regulates the clinical testing, manufacture, safety, labeling, sale, distribution and promotion of medical devices. Included among these regulations are premarket clearance and premarket approval requirements and GMPs. Other statutory and regulatory requirements govern, among other things, establishment registration and inspection, medical device listing, prohibitions against misbranding and adulteration, labeling and postmarket reporting. The regulatory process is lengthy, expensive and uncertain. Securing FDA approvals and clearances may require the submission of extensive clinical data and supporting information to the FDA. Failure to comply with applicable requirements can result in Warning Letters, application integrity proceedings, fines, recalls or seizures of products, injunctions, civil penalties, total or partial suspensions of production, withdrawals of existing product approvals or clearances, refusal to approve or clear new applications or notifications and criminal prosecution. See "Risk Factors -- FDA and Other Government Regulation."

     Under the FDC Act, medical devices are classified into one of three classes (Class I, II or III) on the basis of the controls necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls (e.g., labeling, premarket notification and adherence to GMPs). Class II devices are subject to general and special controls (e.g., performance standards, postmarket surveillance and patient registries). Generally, Class III devices must receive premarket approval from the FDA (e.g., certain life-sustaining, life-supporting and implantable devices or new devices which have been found not to be substantially equivalent to certain legally marketed devices). OCTYLDENT is a Class II medical device and TRAUMASEAL and NEXACRYL are Class III medical devices.

     Before any new medical device may be introduced to the market, the manufacturer generally must obtain either premarket clearance through the 510(k) premarket notification process or premarket approval through the lengthier PMA process. If a color additive is used to color the medical device, the manufacturer may be required to submit a CAP and obtain

FDA approval for use of the color additive in production of the device. A 510(k) premarket notification will be granted if the submitted data establish that the proposed device is "substantially equivalent" to a legally marketed Class I or Class II medical device, or to a Class III medical device for which the FDA has not called for PMAs. The FDA may request extensive data, including clinical studies of the device's safety and effectiveness, before a substantial equivalence determination can be made. It generally takes from four to 12 months from submission to obtain 510(k) premarket clearance, although it may take longer. A PMA application must be filed if a product is found to be not substantially equivalent to a legally marketed Class I or II device or if it is a Class III device for which the FDA has called for PMAs. A PMA application must be supported by extensive data, including laboratory, preclinical and clinical trial data, to demonstrate the safety and efficacy of the device, as well as extensive manufacturing information. Similarly, a CAP must be supported with extensive data and information demonstrating the safety of the color additive under the conditions of intended use in the device. Before initiating human clinical trials, the manufacturer often must first obtain an Investigational Device Exemption ("IDE") for the proposed medical device. Toward the end of the PMA review process, after issuing a preliminary approvable letter, the FDA will generally conduct an inspection of the manufacturer's facilities to ensure compliance with GMPs. Additionally, the FDA requires sterility validation and that final labeling be reviewed by the FDA prior to granting a PMA. Approval of a PMA or a CAP could take two or more years from the date of submission of the application or petition. The PMA and CAP processes can be expensive, uncertain and lengthy, and there is no guarantee of ultimate approval.

     Modifications or enhancements to products that are either cleared through the 510(k) process or approved through the PMA process that could affect safety or effectiveness or effect a major change in the intended use of the device may require further FDA review through new 510(k) or PMA submissions. Additionally, certain modifications of the Company's manufacturing facilities and processes, such as those made in preparation for commercial-scale production of its products, will subject the Company to further FDA inspections and review prior to final approval of such products for commercial sale.

     Medical devices also are subject to postmarket reporting requirements for deaths or serious injuries when the device may have caused or contributed to the death or serious injury, and for certain device malfunctions that would be likely to cause or contribute to a death or serious injury if the malfunction were to recur. If safety or efficacy problems occur after the product reaches the market, the FDA may take steps to prevent or limit further marketing of the product. Additionally, the FDA actively enforces regulations prohibiting marketing of devices for indications or uses that have not been cleared or approved by the FDA.

     The Company's current human medical devices are at different stages of FDA review. OCTYLDENT, the Company's product sold to the Proctor & Gamble/ALZA Partnership and ALZA for use as a cohesive in conjunction with Actisite(Register mark), received 510(k) clearance in 1990, and is subject to GMP, postmarket reporting and other FDA requirements. NEXACRYL, the Company's ophthalmic product, has received an approvable letter from the FDA and is pending FDA review of sterilization validation studies, FDA inspection of the manufacturing site and FDA labeling review before the product can receive final FDA approval for commercialization. Clinical trials for TRAUMASEAL were completed in late 1996. The Company submitted to the FDA a PMA application in December 1996, which was granted "expedited processing," and a CAP in February 1997. The Company expects that it will need to make significant modifications to its manufacturing facilities and processes in order to manufacture TRAUMASEAL on a commercial scale, which will subject the Company to an additional FDA inspection of its manufacturing facility prior to final approval for commercial sales of this product.

     There can be no assurance that the Company will be able to obtain necessary 510(k) clearances or PMA and CAP approvals to market its products in the United States for their intended use on a timely basis, if at all, and delays in receipt of or failure to receive such clearances or approvals, the loss of previously received clearances or approvals, or failure to comply with existing or future regulatory requirements could have a material adverse effect on the Company's results of operations and financial condition. See "Risk
Factors -- Limited Manufacturing Experience" and "Risk Factors -- FDA and Other Government Regulation."

  FOREIGN REGULATORY MATTERS

     In order for the Company to market its products in Europe, Canada and certain other foreign jurisdictions, the Company must obtain required regulatory approvals or clearances and otherwise comply with extensive regulations regarding safety and manufacturing processes and quality. These regulations, including the requirements for approvals or clearances to market, may differ from the FDA regulatory scheme. The time required to obtain approval or clearance for sale of the Company's products in foreign countries may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ. In addition, there may be foreign regulatory barriers other than premarket approval or clearance. There can be no assurance that the Company will obtain regulatory approvals in such countries or that it will not be required to incur significant costs in obtaining or maintaining its foreign regulatory approvals. Delays in receipt of approvals to market the Company's products in foreign countries, failure to receive such approvals or the future loss of previously received approvals could have a material adverse effect on the Company's results of operations and financial condition.

     Previously, the FDC Act provided that the FDA must grant authorization to export an unapproved device. In April 1996, the FDC Act was amended to allow a non-FDA approved medical device to be exported to any country, provided that the device (i) complies with the laws of that country and (ii) has valid marketing authorization or the equivalent from the appropriate authority in a "listed country." The listed countries are Australia, Canada, Israel, Japan, New Zealand, Switzerland, South Africa and countries in the European Union and the European Economic Area. Export of unapproved devices that do not have marketing approval or clearance in a listed country will continue to require FDA export authorization.

     Medical devices that are marketed or put into service within the European Union are required to comply with Council Directive 93/42/EEC, the medical devices directive ("MDD"). Compliance with the MDD entitles a device to make use of the CE mark and allows the device to be marketed, put into service and circulated freely within the European Union. The Company received authorization to display the CE mark for OCTYLDENT in the European Union in August 1995. The Company plans to pursue the right to affix the CE mark on TRAUMASEAL, as well as on future human products that the Company may develop. There can be no assurance that the Company will be successful in obtaining the right to affix the CE mark on any additional medical devices. Failure to obtain the right to affix the CE mark on its medical devices could have a material adverse effect on the Company's results of operations and financial condition. See "Risk
Factors -- FDA and Other Government Regulation."

  ENVIRONMENTAL REGULATIONS

     The Company's activities involve the controlled use of hazardous materials and chemicals. The Company is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such material and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply in all material respects with the standards prescribed by such laws and regulations, risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and such liability could have a material adverse effect on the Company's results of operations and financial condition and potentially could exceed the resources of the Company. Environmental protection has been an area of substantial concern in recent years, and regulation of activities involving the use and disposal of potentially hazardous materials has increased. There can be no assurance that such regulation will not increase in the future or that the Company will not be required to incur significant costs to comply with environmental laws and regulations in the future.

SALES AND MARKETING

     Currently, the Company's nonabsorbable cohesive products are marketed and sold by its marketing partners. The Company has entered into marketing agreements with Ethicon for worldwide distribution of TRAUMASEAL, the topical tissue cohesive that seals wounds from skin lacerations and incisions, plastic surgery and skin puncture sites from minimally invasive surgery such as laparoscopy; with the Procter & Gamble/ALZA Partnership and ALZA for worldwide distribution of OCTYLDENT, the topical sealant which is sold in conjunction with Actisite(Register mark), a site-specific sustained release product for adult periodontal disease; with Chiron for worldwide distribution of NEXACRYL, the topical sealant for use in repair of corneal ulcers and abrasions; and with Farnam for distribution in North America of NEXABAND, the Company's veterinary line of products.

     The Company's future products, which will primarily be absorbable formulations, will be sold through a direct sales force or additional marketing partners in the United States and through other distributors outside the United States. The Company intends to develop its own internal sales capacity as its absorbable surgical sealant and surgical tissue cohesive progress toward commercialization.

MANUFACTURING

     The Company has devoted considerable resources to the development of manufacturing processes and technologies capable of providing its products with clinical efficacy, ease of use and suitable shelf life. The Company has developed a manufacturing process designed to produce a highly purified base material which is not achievable by other existing methodologies. The Company relies heavily on internal trade secrets and technological expertise and expects to keep aspects of its manufacturing process in-house and, where applicable, seek patent protection for specific manufacturing applications.

     The Company currently manufactures all of its products in a 15,000 square foot facility located adjacent to its corporate offices in Raleigh, North Carolina. This facility integrates production, bottling, labeling and packaging capabilities for products currently being marketed. The Company recently entered into a new lease for a 50,000 square foot facility in Raleigh for, among other things, the expansion of manufacturing capacity. Upon completion of this facility in the second half of 1997, the Company will relocate its manufacturing and other operations. See " -- Facilities."

     As production requirements increase with the receipt of additional product approvals and clearances and the initiation of new clinical trials, additional personnel, equipment and space will be necessary in virtually all phases of the production process. The Company is formulating plans for a significant expansion of its manufacturing capabilities in conjunction with the anticipated future launch of TRAUMASEAL in France, Italy, Australia and Canada and, eventually, the remainder of Europe and the United States, as well as for the manufacture of additional products which may be commercialized in the future by the Company. Such expansion and scale-up is expected to occur over the next two years. The Company expects to invest resources in chemical manufacturing equipment and packaging machinery. Production of commercial-scale quantities may involve technical challenges for the Company and will require significant scale-up expenses for additions to facilities and personnel. There can be no assurance that the Company will be able to achieve large-scale manufacturing capabilities or to manufacture its products in a cost-effective manner or in quantities necessary to allow the Company to achieve profitability. If the Company is unable to expand sufficiently its manufacturing capacity to meet Ethicon's requirements for TRAUMASEAL as set forth under their agreement, Ethicon may itself then manufacture TRAUMASEAL and only pay the Company royalties based on sales. See " -- Marketing Partners."

     The Company presently purchases cyanoacetate, the primary raw material used in the manufacture of the Company's medical cohesives, from one source. The Company has the capability of manufacturing cyanoacetate if necessary, and cyanoacetate may be available from a second supplier. The Company would be required to qualify the quality assurance systems of an additional supplier prior to its use as a source of supply. The other raw materials used in manufacturing and packaging the Company's products are readily available from multiple sources, as are its process equipment and controls.

     The Company presently hires filling and packaging employees on a temporary basis, and the Company expects that a significant portion of the Company's future packaging requirements will be completed by outside providers.

COMPETITION AND TECHNOLOGICAL CHANGE

     The Company competes with many domestic and foreign competitors in various rapidly evolving and technologically advanced fields in developing its technology and products, including medical device, pharmaceutical and biopharmaceutical companies. In the worldwide wound closure market, the Company's products will compete with the suture products of Ethicon, the world leader in the wound closure market, and American Home Products Corporation. The Company also believes its products will compete with the staple products of United States Surgical Corporation and Ethicon Endo-Surgery, Inc., a subsidiary of Johnson & Johnson. In addition, there are two other cyanoacrylate-based topical adhesives with which the Company's products may compete, neither of which is approved for sale in the United States. B. Braun GmbH markets Histoacryl(Register mark) as a topical closure adhesive for small lacerations and incisions in low skin tension areas of the body. Loctite Corporation has recently test marketed a similar adhesive in the United Kingdom. In the surgical sealants market, the Company's products may compete with the fibrin-based sealants of Immuno AG and Behringwerke AG, and most likely with fibrin-based sealants being developed by Baxter Healthcare Corporation and Bristol-Myers Squibb Company. The Company's surgical sealants also may compete with collagen-based hemostatic products of, among others, Collagen Corporation, Fusion Medical Technologies, Inc. and MedChem Products Inc., a division of C.R. Bard Inc. In addition, the Company's surgical sealants may compete with synthetic products being developed by such biotechnology companies as Protein Polymer Technologies, Inc. and Focal, Inc. Many of the Company's competitors and potential competitors have substantially greater financial, technological, research and development, marketing and personnel resources than the Company. In addition to those mentioned above, other recently developed technologies or procedures are, or may in the future be, the basis of competitive products.

     There can be no assurance that the Company's competitors will not succeed in developing alternative technologies and products that are more effective, easier to use or more economical than those which have been or are being developed by the Company or that would render the Company's technology and products obsolete and noncompetitive in these fields. These competitors may also have greater experience in developing products, conducting clinical trials, obtaining regulatory approvals, and manufacturing and marketing such products. Certain of these competitors may obtain patent protection, approval or clearance by the FDA or foreign countries or product commercialization earlier than the Company, any of which could materially adversely affect the Company. Furthermore, if the Company commences significant commercial sales of its products, it will also be competing with respect to manufacturing efficiency and marketing capabilities, areas in which it currently has limited experience. Finally, under the terms of the Company's marketing agreements, the Company's marketing partners may pursue parallel development of other technologies or products, which may result in a marketing partner developing additional products that will compete with the Company's products.

SCIENTIFIC ADVISORS

     The Company has established a team of scientific advisors (the "Scientific Advisors") who provide consulting services to the Company. The Scientific Advisors consist of independent professionals who meet on an individual basis with management when so requested. The Scientific Advisors have recognized expertise in relevant sciences or clinical medicine and advise the Company about present and long-term scientific planning, research and development.

     There is no fixed term of service for the Scientific Advisors. Current members may resign or be removed at any time, and additional members may be appointed. Members do not serve on an exclusive basis with the Company, are not under contract (other than with respect to confidentiality obligations) and are not obligated to present corporate opportunities to the Company. To management's knowledge, none of the members is working on the development of competitive products. Inventions or products developed by a Scientific Advisor who is not otherwise affiliated with the Company will not become the Company's property, but will remain the Scientific Advisor's property.

     Scientific Advisors who are not affiliated with the Company receive up to $5,000 per year for their services. All members receive reimbursement for expenses incurred in traveling to and attending meetings on behalf of the Company. One of the Scientific Advisors, Anthony V. Seaber, held an interest in the Partnership that was exchanged for shares of Common Stock in connection with the Exchange. The current Scientific Advisors and their professional affiliations are as follows:

                             NAME                                                        AFFILIATION
Robert E. Clark, M.D., Ph.D...................................  Director of the Dermatologic Surgical Unit
                                                                Duke University Medical Center
Gary N. Foulks, M.D...........................................  Department of Ophthalmology
                                                                University of Pittsburgh Medical Center
Robert F. McConnell, D.V.M., P.A..............................  Pathology Consultant
James V. Quinn, M.D., CCCFP...................................  Clinical Assistant Professor
                                                                University of Michigan Medical Center
Frederick Reno, Ph.D..........................................  Toxicology Consultant
Anthony V. Seaber.............................................  Director of Orthopedic Research Laboratories
                                                                Duke University Medical Center
Dean M. Toriumi, M.D..........................................  Associate Professor Plastic and Reconstructive Surgery College
                                                                of Medicine at University of Illinois-Chicago

EMPLOYEES

     As of March 1, 1997, the Company had 40 full-time employees, of whom 31 were dedicated to research, development, manufacturing, quality control and regulatory affairs and nine were dedicated to administrative activities. Five members of the Company's research and development staff have doctoral or advanced degrees. The Company intends to recruit additional personnel in connection with the research, development and manufacturing of its products. None of the Company's employees is represented by a union, and the Company believes relationships with its employees are good.

FACILITIES

     The Company leases and occupies approximately 15,000 square feet of office, laboratory and manufacturing space in Raleigh, North Carolina. This facility integrates production, bottling, labeling and packaging capabilities for products currently being marketed. In addition, the Company leases a 5,800 square foot facility that serves as the Company's research and development laboratory. These facilities are leased through August 1998 and September 1997, respectively.

     On February 14, 1997, the Company entered into a new ten-year lease for approximately 50,000 square feet of office, laboratory and manufacturing space for, among other things, the expansion of manufacturing capacity. Upon completion, all of the Company's operations will be relocated to and maintained at this location. The term of this lease will begin upon the Company's occupancy of the facility, estimated to be September 1997.

LEGAL PROCEEDINGS

     In March 1997, the Company was served with a complaint filed in the Superior Court Department of the Trial Court of the Commonwealth of Massachusetts alleging personal injury as a result of negligence by the Company in the design, testing and distribution of AVACRYL, an n-butyl cyanoacrylate used in a medical procedure in 1993 as part of a clinical trial conducted by the Company pursuant to an IDE. The Company's insurer has assumed the defense of this lawsuit. The Company has not yet answered the complaint, and discovery in the case has not yet commenced. Accordingly, the Company is not yet able to assess its potential exposure in this case. However, based on the limited information available to it, the Company intends to vigorously defend the lawsuit and management believes the outcome of this case will not have a material adverse effect on the Company.

     The Company is currently not a party to any other legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The table below sets forth the names, ages and titles of the persons who are the executive officers and directors of the Company as of March 1, 1997.

              NAME                  AGE                             POSITION
Rolf D. Schmidt(1)                  64      Chairman of the Board of Directors
Robert V. Toni(1)                   56      President and Chief Executive Officer and Director
J. Blount Swain                     40      Vice President of Finance and Chief Financial Officer
Jeffrey G. Clark                    43      Vice President of Research and Development
Joe B. Barefoot                     46      Vice President of Regulatory Affairs and Quality
                                              Assurance
Dennis C. Carey, Ph.D.(1)(2)(3)     47      Director
Michael K. Lorelli(3)               45      Director
F. William Schmidt(3)               57      Director
Randy H. Thurman(2)                 47      Director

(1) Member of Executive Committee.

(2) Member of the Audit Committee.

(3) Member of the Compensation Committee.

     ROLF D. SCHMIDT, a co-founder of the Company in 1990, has served as Chairman of the Board of Directors of the Company since February 1996. Mr. Schmidt has served as Chief Executive Officer and Chairman of Performance Sports Apparel, Inc. since 1995. In 1986, a significant portion of the business of Sharpoint, Inc., a developer and manufacturer of surgical needles and sutures co-founded by Mr. Schmidt and his brother, F. William Schmidt, was sold to its primary distributor, Alcon Laboratories, Inc. In 1991, the remainder of such business was sold to a management group. Since 1990, Mr. Schmidt has invested primarily in and devoted substantial time and attention to healthcare-related entities, including the Company. Mr. Schmidt is a senior level executive who brings over 30 years of engineering and management experience to the Company.

     ROBERT V. TONI has served as President and Chief Executive Officer of the Company since June 1994 and as a director of the Company since February 1996. From 1989 to 1994, Mr. Toni was General Manager and Vice President of Sales and Marketing for IOLAB Corporation, a Johnson & Johnson company that marketed and manufactured surgical devices, equipment and pharmaceuticals for the ophthalmic market. From 1987 to 1989, he served as President of Cooper Vision-CILCO, and also served as its Executive Vice President of Operations and Chief Financial Officer from 1984 to 1987. Mr. Toni holds a B.S. degree in Finance from Iona College.

     J. BLOUNT SWAIN has served as Vice President of Finance and Chief Financial Officer of the Company since September 1992. From 1983 until 1992, Mr. Swain was Chief Financial Officer and Treasurer of The Record Bar, Inc., a national music retailing entity. Prior to 1983, Mr. Swain served as a Senior Accountant with Price Waterhouse in Raleigh, North Carolina. Mr. Swain holds a B.S. degree from the University of North Carolina at Chapel Hill and is a certified public accountant.

     JEFFREY G. CLARK has served as Vice President of Research and Development of the Company since 1990. Prior to that time, Mr. Clark spent seven years at Sharpoint, Inc. and its successor where he developed bioabsorbable and polypropylene suture technology. From 1977 to 1983, Mr. Clark worked at Extracorporeal Inc., a division of Johnson & Johnson. Mr. Clark holds a M.S. degree in Organic Chemistry from Drexel University.

     JOE B. BAREFOOT has served as Vice President of Regulatory Affairs and Quality Assurance of the Company since 1990. From 1986 to 1990, Mr. Barefoot managed the quality assurance program and regulatory submissions for Sharpoint, Inc. and its successor. From 1982 to 1986, he was a member of the quality assurance staff at C.R. Bard Inc. Prior to that time, he was a member of the quality assurance staff at Becton, Dickinson & Co. Mr. Barefoot holds a B.S. degree in Microbiology from Emporia State University.

     DENNIS C. CAREY, PH.D has served as a director of the Company since May 1996. Mr. Carey serves as Vice Chairman of Spencer Stuart US, an executive search firm, and has overseen the firm's board consulting practice since 1988. Prior to joining Spencer Stuart, he served as a National Practice Director for The Hay Group, a global compensation firm, and was

Secretary of Labor to former Governor Pierre S. duPont, IV of Delaware. Mr. Carey holds a Ph.D. in finance and administration from the University of Maryland. He was a co-founder of The Director's Institute at The Wharton School of the University of Pennsylvania and serves on its board of directors.

     MICHAEL K. LORELLI has served as a director of the Company since May 1996. From September 1, 1996 to December 31, 1996, Mr. Lorelli was the Chief Executive Officer and a director of MobileMedia Corporation, the second largest provider of paging and personal communications services in the United States. MobileMedia Corporation filed for protection under Chapter 11 of the federal bankruptcy code in January 1997. From September 1994 through August 1996, Mr. Lorelli served as President-North/Latin Americas Division for Tambrands, Inc., a leading feminine protection products company. From 1986 to 1994, Mr. Lorelli held a number of executive positions with PepsiCo., most recently as President, Pizza Hut International Division and previously as President, Pepsi-Cola East, and Executive Vice-President, Pepsi-Cola North America. Mr. Lorelli is a director of Trident International. He also serves as a trustee of Sarah Lawrence College and the American Health Foundation. Mr. Lorelli received his M.B.A. from New York University.

     F. WILLIAM SCHMIDT, a co-founder of the Company in 1990, has served as a director of the Company since February 1996. Mr. Schmidt co-founded Sharpoint, Inc. with his brother, Rolf D. Schmidt, and completed the design work on production and manufacturing equipment that led to product development within that company. In 1986, a significant portion of the business of Sharpoint, Inc. was sold to its primary distributor, Alcon Laboratories, Inc. In 1991, the remainder of such business was sold to a management group. Since 1990, Mr Schmidt has primarily invested in and devoted substantial time and attention to healthcare-related entities, including the Company. Mr. Schmidt brings 25 years of management and business experience to the Company.

     RANDY H. THURMAN has served as a director of the Company since May 1996. Mr. Thurman is the Chief Executive Officer of Health Care Strategies 2000, a health care consulting firm that he founded in 1995, and he also serves as a Director of Spencer Stuart in their worldwide healthcare search practice. From 1993 to 1995, Mr. Thurman held a number of executive positions with Corning Incorporated, most recently as Chairman and Chief Executive Officer of Corning Life Sciences, Inc., a company engaged in providing clinical testing and pharmaceutical research, laboratory products and disease state management. From 1985 to 1993, he held a number of executive positions with Rhone-Poulenc Rorer, Inc., most recently as President of Rhone-Poulenc Rorer Pharmaceuticals, Inc. Mr. Thurman received his M.A. from Webster University and his B.A. from Virginia Polytechnic Institute. Mr. Thurman is also a director of Enzon, Inc.

     The Company's Board of Directors is divided into three classes. Members of one class are elected each year to serve a three-year term and until their successors have been elected and qualified or until their earlier resignation or removal. The terms of Dennis C. Carey and F. William Schmidt will expire at the 1997 annual meeting of stockholders, the terms of Michael K. Lorelli and Rolf D. Schmidt will expire at the 1998 annual meeting and the terms of Randy H. Thurman and Robert V. Toni will expire at the 1999 annual meeting.

     The Board of Directors has standing Executive, Audit and Compensation Committees. Mr. Rolf D. Schmidt serves as Chair of the Executive Committee, Mr. Thurman serves as Chair of the Audit Committee and Mr. Carey serves as Chair of the Compensation Committee. The Executive Committee, to the extent permitted under Delaware law, exercises all of the power and authority of the Board of Directors in the management of the business and affairs of the Company between meetings of the Board. The Audit Committee is responsible for recommending to the Board of Directors the engagement of the independent auditors of the Company, for reviewing with the independent auditors the scope and results of the audits, and for reviewing the accounting controls, operating, capital and research and development budgets and other financial matters of the Company. The Compensation Committee is responsible for reviewing and approving compensation arrangements for the officers of the Company, for recommending to the Board of Directors the compensation of the Company's chief executive officer and non-employee directors, for recommending stock option plans in which officers of the Company are eligible to participate and for determining grants under and administering the Company's Equity Compensation Plan.

     The executive officers are currently elected annually by the Board of Directors and hold office until their successors have been chosen and qualified, or until death, resignation or removal by the Board of Directors. See
" -- Employment Agreements."

DIRECTOR COMPENSATION

     Directors who are employees of the Company receive no compensation for serving on the Board of Directors. Non-employee directors of the Company receive annual compensation of $24,000 and $1,500 for each meeting of the Board of Directors attended in person or participated in telephonically. In addition, pursuant to the Company's Equity Compensation

Plan, each non-employee director receives a one-time grant of options to purchase 25,000 shares of Common Stock upon election to the Board and each non-employee director in office immediately before and after the annual election of directors receives options to purchase 5,000 shares of Common Stock. See
" -- Equity Compensation Plan."

EXECUTIVE COMPENSATION

     The following table provides information concerning the annual and long-term compensation of the Company's Chief Executive Officer and the three most highly compensated executive officers other than the Chief Executive Officer who were executive officers as of December 31, 1996 (the "Named Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                                       LONG-TERM
                                                                                                      COMPENSATION
                                                                                                       NUMBER OF
                                                                  ANNUAL COMPENSATION                  SECURITIES
                                                                                      OTHER ANNUAL     UNDERLYING      ALL OTHER
                                                                                      COMPENSATION      OPTIONS       COMPENSATION
           NAME AND PRINCIPAL POSITION               YEAR    SALARY($)    BONUS($)       ($)(1)         AWARDED          ($)(3)
Robert V. Toni....................................   1996      215,000     130,000           --          66,600           1,987
  President and Chief Executive Officer              1995      198,000      50,000       64,473(2)           --           1,273
J. Blount Swain...................................   1996      138,450      85,000           --          43,050           1,552
  Vice President of Finance and Chief                1995      130,000          --       14,481              --             805
  Financial Officer
Jeffrey G. Clark..................................   1996      127,200      80,000           --          40,100           1,341
  Vice President of Research and                     1995      120,000          --       14,481              --             719
  Development
Joe B. Barefoot...................................   1996       95,850      60,000           --          30,458           1,022
  Vice President of Regulatory Affairs               1995       90,000          --       10,861              --             463
  and Quality Assurance

(1) Includes for 1995 the tax value of interests in the Partnership (the "Partnership Interests") granted on December 31, 1995 to the Chief Executive Officer and the Named Officers. The aggregate tax value of the Partnership Interests on the date of grant to the Chief Executive Officer and the Named Officers totaled $61,545. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

(2) Includes payment for relocation expenses and a payment to cover the related income tax liability in the aggregate amount of $42,751.

(3) Represents Company-paid life insurance premiums and 401(k) retirement plan matching contributions.

STOCK OPTION INFORMATION

     The following table sets forth certain information concerning grants of stock options made during 1996 to each of the Named Officers. No stock appreciation rights were granted to any Named Officer during 1996.
                             OPTION GRANTS IN 1996

                                              INDIVIDUAL GRANTS                                 POTENTIAL REALIZABLE VALUE AT
                     NUMBER OF      % OF TOTAL                                                         ASSUMED ANNUAL
                     SECURITIES      OPTIONS/                                                 RATES OF STOCK PRICE APPRECIATION
                     UNDERLYING        SARS                      MARKET                                FOR OPTION TERM
                      OPTIONS/      GRANTED TO     EXERCISE     PRICE ON
                        SARS        EMPLOYEES      OR BASE        GRANT                       5%($)        0%($)        10%($)
                      GRANTED       IN FISCAL       PRICE         DATE        EXPIRATION     EXERCISE      MARKET      EXERCISE
      NAME             (#)(1)        YEAR(2)        ($/SH)      ($/SH)(3)        DATE        PRICE(4)     PRICE(4)     PRICE(4)
Robert V. Toni         66,600          15.2          5.00          8.00         5/29/06       534,875      335,075     1,048,946
J. Blount Swain        43,050           9.8          5.00          8.00         5/29/06       345,741      216,591       678,035
Jeffrey G. Clark       40,100           9.1          5.00          8.00         5/29/06       322,049      201,749       631,573
Joe B. Barefoot        30,458           6.9          5.00          8.00         5/29/06       244,613      153,239       479,712


                    0%($)
                    MARKET
      NAME         PRICE(4)
Robert V. Toni      849,146
J. Blount Swain     548,885
Jeffrey G. Clark    511,273
Joe B. Barefoot     388,338

(1) Options granted in 1996 have a ten-year term and vest 20% on the grant date of May 30, 1996 and 20% annually on the anniversary of the grant date thereafter.

(2) Based on 439,602 options granted to employees in 1996.

(3) The options were granted on May 30, 1996, to become effective only upon the effectiveness of the Company's initial public offering of Common Stock, at an exercise price equal to the price to the public per share of Common Stock in the Company's initial public offering less $3.00. The Company's initial public offering commenced on September 25, 1996 at a price to the public of $8.00 per share.

(4) The potential realizable value is based on the term of the option at its time of grant (ten years in the case of the options listed above). It is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option, and that the option is exercised and sold on the last day of its term for the appreciated stock price. These amounts represent certain assumed rates of appreciation only, in accordance with the rules of the Commission, and do not reflect the Company's estimate or projection of future stock price performance. Actual gains, if any, are dependent on the actual future performance of the Company's Common Stock and no gain to the optionee is possible unless the stock price increases over the option term, which will benefit all stockholders.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

                                                              NUMBER OF SECURITIES
                                                                   UNDERLYING                   VALUE OF UNEXERCISED
                         SHARES                             UNEXERCISED OPTIONS/SARS          IN-THE-MONEY OPTIONS/SARS
                        ACQUIRED            VALUE            AT FISCAL YEAR-END (#)            AT FISCAL YEAR-END ($)
      NAME           ON EXERCISE (#)     REALIZED ($)     EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
Robert V. Toni                --                 --          13,320           53,280          129,870          519,480
J. Blount Swain               --                 --           8,610           34,440           83,948          335,790
Jeffrey G. Clark              --                 --           8,020           32,080           78,195          312,780
Joe B. Barefoot               --                 --           6,092           24,366           59,397          237,568

(1) Calculated on the basis of the closing sale price of $14.75 per share of Common Stock on December 31, 1996 as quoted on the Nasdaq National Market, less the exercise price of $5.00 per share.

EMPLOYMENT AGREEMENTS

     Messrs. Toni, Swain, Clark and Barefoot each entered into an employment agreement with the Company in May 1996. The term of each agreement is from May 1, 1996 to May 31, 1999, with automatic one-year extensions unless 60 days' prior notice is given by either party. The agreements provide for annual base salaries of not less than $215,000, $138,450, $127,200 and $95,850, respectively, which salaries may be increased as determined by the Compensation Committee or the Board of Directors. Each agreement also provides for an annual bonus ranging from 20% to 60% of base salary to be awarded based on performance milestones to be established for each calendar year by the Compensation Committee based on the recommendation of the Chief Executive Officer. In connection with their employment agreements, in May 1996 the Company granted to Messrs. Toni, Swain, Clark and Barefoot, respectively, options to purchase 66,600, 43,050, 40,100 and 30,458 shares of Common Stock under the Equity Compensation Plan at an exercise price of $5.00 per share. The options have a term of ten years and, provided employment has not been terminated for "cause" (as defined in the employment agreements), will vest in five equal annual installments, commencing as of the date of grant. See " -- Equity Compensation Plan."

     If, following a "change in control" (as defined in each agreement), any of Messrs. Toni, Swain, Clark or Barefoot is terminated other than for "cause" (as defined in each agreement) or terminates his employment for "good reason" (as defined in each agreement), he will be entitled to receive all accrued and any pro rata incentive compensation to the date of termination and a continuation of his then current annual salary, incentive compensation and benefits for three years after such termination. In the event of termination for "cause," Messrs. Toni, Swain, Clark and Barefoot are entitled to a continuation of base salary, incentive compensation and benefits for a period of eighteen months in the case of Mr. Toni and one year for the others. The Company has agreed to indemnify Messrs. Toni, Swain, Clark and Barefoot to the maximum extent permitted by applicable law against all costs, charges and expenses incurred by each in connection with any action, suit or proceeding to which he may be a party or in which he may be a witness by reason of his being an officer, director or employee of the

Company or any subsidiary or affiliate of the Company. Messrs. Toni, Swain, Clark and Barefoot have each agreed not to compete with the Company for two years after termination of their employment with the Company.

CONSULTING AGREEMENT

     In May 1996, the Company entered into a consulting agreement with Steven A. Kriegsman to provide consulting services to the Company for an annual compensation of $120,000, payable monthly. Under the agreement, in May 1996 the Company granted to Mr. Kriegsman nonqualified stock options to purchase 50,000 shares of Common Stock under the Company's Equity Compensation Plan at an exercise of $5.00 per share. The options have a term of ten years and, provided that the agreement has not been terminated for "cause" (as defined in the agreement), will vest in five equal annual installments commencing as of the date of grant. Mr. Kriegsman has agreed to provide consultation at the times requested by the Company in relation to new business development, strategic planning and assistance with strategic alliances. The consulting term shall be for five years, unless terminated earlier for "cause," or in the event of Mr. Kriegsman's death or disability. In the event that Mr. Kriegsman dies or becomes disabled during the term, the Company must continue to pay his compensation to his executors, legal representatives or administrators or to him, as applicable, as if the consulting term were not terminated. The Company is permitted to obtain life insurance on Mr. Kriegsman's life to fund such obligation.

EQUITY COMPENSATION PLAN

     The Company maintains the Amended and Restated 1996 Equity Compensation Plan (the "Plan"), adopted by the Board of Directors on May 28, 1996 (the "effective date") and amended and restated effective September 24, 1996 and November 1, 1996. The Plan provides for grants of stock options to selected officers (including officers who are also directors) of the Company or its subsidiaries, other employees of the Company or its subsidiaries and independent contractors and consultants who perform valuable services for the Company or its subsidiaries. Non-employee directors of the Company are entitled to receive formula stock option grants under the Plan. In addition, the Plan provides for grants of restricted stock and stock appreciation rights ("SARs") (herein, together with grants of stock options, collectively, "Grants") to participants other than non-employee directors of the Company. By encouraging stock ownership, the Company seeks to attract, retain and motivate such participants and to encourage such participants to devote their best efforts to the business and financial success of the Company.

     GENERAL. Subject to adjustment in certain circumstances as discussed below, the Plan authorizes up to 1,000,000 shares of Common Stock for issuance pursuant to the terms of the Plan. If and to the extent Grants under the Plan expire or are terminated for any reason without being exercised, or the shares subject to a Grant are forfeited, the shares of Common Stock subject to such Grant will again be available for grant under the Plan.

     ADMINISTRATION OF THE PLAN. The Plan is administered and interpreted by a committee (the "Committee") of the Board of Directors consisting of not fewer than two persons appointed by the Board of Directors from among its members, each of whom may be a "non-employee director" as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and must be an "outside director" as defined by Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The Committee has the sole authority to determine
(i) persons to whom Grants may be made under the Plan, (ii) the type, size and other terms and conditions of each Grant, (iii) the time when the Grants will be made and the duration of any applicable exercise or restriction period, including the criteria for vesting and the acceleration of vesting, and (iv) any other matters arising under the Plan. The Committee has full power and authority to administer and interpret the Plan, to make factual determinations and to adopt or amend such rules, regulations, agreements and instruments for implementing the Plan, and for conduct of its business as it deems necessary or advisable, in its sole discretion. The Board of Directors has appointed the Compensation Committee to serve as this Committee.

     GRANTS. Grants under the Plan may consist of (i) options intended to qualify as incentive stock options ("ISOs") within the meaning of section 422 of the Code or (ii) so-called "nonqualified stock options" that are not intended to so qualify ("NQSOs"). In addition, Grants under the Plan may also consist of grants of (i) restricted stock or (ii) SARs.

     ELIGIBILITY FOR PARTICIPATION. Grants may be made to any employee (including officers and directors) of, or independent contractors and consultants to, the Company or its subsidiaries. Non-employee directors of the Company are entitled only to formula grants of NQSOs. Independent contractors or consultants to the Company are not eligible to receive ISOs under the Plan. As of March 7, 1997, 40 employees were eligible for Grants under the Plan. During any calendar year, no participant may receive Grants under the Plan for more than 75,000 shares of Common Stock. As of March 7, 1997, 588,576 options were outstanding under the Plan and held by all participants as a group, at a weighted average exercise price of $5.90 per share, of which 138,420 were fully vested and exercisable. An additional 406,395 shares were reserved for issuance under the Plan.

     OPTIONS. The option price of any ISO granted under the Plan will not be less than the fair market value of the underlying shares of Common Stock on the date of grant, except that the option price of an ISO granted to an employee who owns more than 10% of the total combined voting power of all classes of stock of the Company or its subsidiaries may not be less than 110% of the fair market value of the underlying shares of Common Stock on the date of grant. The option price of a NQSO may be greater than, equal to or less than the fair market value of the underlying shares of Common Stock on the date of grant. The Committee will determine the term of each option; provided, however, that the exercise period may not exceed ten years from the date of grant, and the exercise period of an ISO granted to an employee who owns more than 10% of the total combined voting power of all classes of stock of the Company or its subsidiaries may not exceed five years from the date of grant. A participant may pay the option price
(i) in cash, (ii) with the approval of the Committee, by delivering shares of Common Stock owned by the participant and having a fair market value on the date of exercise equal to the option price or (iii) by a combination of the foregoing. The participant may instruct the Company to deliver the shares of Common Stock due upon the exercise to a designated broker instead of to the participant.

     FORMULA OPTION GRANTS TO NON-EMPLOYEE DIRECTORS. Non-employee directors are entitled to receive NQSOs pursuant to the formula grants under the Plan. According to the formula grants, each non-employee director who first became a member of the Board of Directors on or after the effective date of the Plan and before the consummation of the Company's initial public offering of Common Stock on September 30, 1996 (a "pre-IPO initial grant") received a grant of a NQSO to purchase 25,000 shares of Common Stock as of the date the non-employee director first became a member of the Board of Directors (which is the date of grant). Each non-employee director who first becomes a member of the Board of Directors after September 30, 1996 will receive a grant of a NQSO to purchase 25,000 shares of Common Stock as of the date the non-employee director first becomes a member of the Board of Directors. Thereafter, on each date on which the Company holds its annual meeting of stockholders, each non-employee director in office immediately before and after the annual election of directors will receive a grant of a NQSO to purchase 5,000 shares of Common Stock. The option price of a NQSO granted pursuant to a formula grant under the Plan will be the fair market value of a share of Common Stock on the date of grant, except that the option prices of the pre-IPO initial grants were $7.00 per share. The term of each such option shall be ten years, and each such option shall be exercisable with respect to 50% of the shares on the date of grant and an additional 25% on each of the next two anniversaries of the date of the grant.

     RESTRICTED STOCK. The Committee may issue shares of Common Stock to participants other than non-employee directors of the Company pursuant to the Plan. Shares may be issued for cash consideration or for no cash consideration, as the Committee determines. The number of shares of Common Stock granted to each participant shall be determined by the Committee, subject to the maximum limit described above. Grants of restricted stock will be made subject to such performance requirements, vesting provisions, transfer restrictions or other restrictions and conditions as the Committee may determine in its sole discretion.

     STOCK APPRECIATION RIGHTS. The Committee may grant SARs to participants other than non-employee directors of the Company in tandem with any stock option pursuant to the Plan. Unless the Committee determines otherwise, the exercise price of a SAR will be the greater of (i) the exercise price of the related stock option or (ii) the fair market value of a share of Common Stock on the date of grant of the SAR. When the participant exercises a SAR, the participant will receive the amount by which the fair market value of the Common Stock on the date of exercise exceeds the exercise price of the SAR. The participant may elect to have such amount paid in cash or in shares of Common Stock, subject to Committee approval. To the extent a participant exercises a SAR, the related option shall terminate. Similarly, upon exercise of a stock option, the related SAR, if any, shall terminate.

     AMENDMENT AND TERMINATION OF THE PLAN. The Board of Directors may amend or terminate the Plan at any time; provided, however, that, the Board of Directors may not amend the Plan, without stockholder approval, to (i) increase (except for increases due to the adjustments discussed below) the aggregate number of shares of Common Stock for which Grants may be made thereunder, or the individual limit of shares of Common Stock for which Grants may be made to any single individual under the Plan, (ii) modify the requirements as to eligibility to participate in the Plan or (iii) make any amendment that requires stockholder approval pursuant to Section 162(m) of the Code. The Plan will terminate on the day immediately preceding the tenth anniversary of its effective date, unless terminated earlier by the Board of Directors or extended by the Board of Directors with approval of the stockholders.

     ADJUSTMENT PROVISIONS. Subject to the change of control provisions described below, in the event of certain transactions identified in the Plan, the Committee may appropriately adjust (i) the number of shares of Common Stock (and the option price per share) subject to the unexercised portion of any outstanding options or SARs, (ii) the number of shares of Common Stock covered by outstanding Grants, (iii) the number of shares of Common Stock for which Grants may be made under the Plan and (iv) the individual limit of shares for which Grants may be made to any individual under the Plan, and such adjustments shall be effective and binding for all purposes of the Plan.

     CHANGE OF CONTROL OF THE COMPANY. In the event of a change of control, unless the Committee determines otherwise, all options, restricted stock and SARs will become fully vested. Unless the Committee determines otherwise, each participant will be provided with advance written notice by the Company prior to the change of control (to the extent possible) and will have the right, within a designated period after such notice, to exercise the options and SARs in full or to surrender the options and SARs in exchange for a payment by the Company, in cash or Common Stock as determined by the Committee, in an amount equal to the excess of the then fair market value of the shares of Common Stock over the option exercise price. Any options or SARs not timely exercised or surrendered will terminate unless exchanged or substituted with options or SARs of the successor corporation.

     A change of control is defined as (i) a tender offer, merger or other transaction as a result of which any person or group (other than Rolf D. Schmidt, F. William Schmidt or any entity controlled by either or both of them) becomes the owner, directly or indirectly, of more than 50.1% of the Common Stock or the combined voting power of the Company's then outstanding securities,
(ii) a liquidation or a sale of substantially all of the Company's assets, or
(iii) if, during any period of two consecutive years, the individuals who, at the beginning of such period, constituted the Board of Directors cease to constitute a majority of the Board of Directors, except as otherwise provided in the Plan.

     SECTION 162(M). Under Section 162(m) of the Code, the Company may be precluded from claiming a federal income tax deduction for total remuneration in excess of $1,000,000 paid to the chief executive officer or to any of the other four most highly compensated officers in any one year. Total remuneration includes amounts received upon the exercise of stock options granted under the Plan and the value of shares received when shares of restricted stock become vested (or such other time when income is recognized). An exception does exist, however, for "performance-based compensation," including amounts received upon the exercise of stock options pursuant to a plan approved by stockholders that meets certain requirements. The Plan has been approved by the stockholder and is intended to allow grants of options thereunder to meet the requirements of "performance-based compensation." Grants of restricted stock generally will not qualify as "performance-based compensation."

                              CERTAIN TRANSACTIONS

     Immediately prior to the Company's initial public offering on September 25, 1996, in the Exchange, obligations of and interests in the Partnership were contributed to the Company in exchange for an aggregate of 9,600,000 shares of Common Stock and the Partnership ceased to exist. See "Prior Partnership Status."

     Rolf D. Schmidt and F. William Schmidt, directors and founders of the Company, and three partnerships controlled by one or both of them, received, as successors to Sharpoint's economic interest in the Partnership, 5,453,750 shares of Common Stock in the Exchange. From the inception of the Partnership until March 29, 1996, Sharpoint, the general partner of the Partnership, provided the Company with loans in an aggregate principal amount of $10,502,000, which accrued interest at rates ranging from 9.5% to 9.75%. On March 29, 1996, in contemplation of the Exchange, Sharpoint contributed this debt, together with the accrued interest thereon, in the aggregate amount of $11,483,000, to the Partnership as partners' capital. The Schmidts are the only stockholders of Sharpoint.

     Under the Partnership agreement, CRX and Caratec, the successor to CRX's limited partnership interest in the Partnership, were entitled to receive payments based on net revenues, subject to annual minimum payments of $150,000 in 1992, 1993 and 1994 and $250,000 thereafter. These payments aggregated approximately $993,000 on the date of the Exchange, at which time the payment obligations ceased to exist. CRX and Caratec also were entitled as a limited partner in the Partnership to payment of a percentage of the proceeds of a sale of all or substantially all of the assets of the Partnership. In connection with the Exchange, Caratec exchanged its right to receive such payments from the Partnership and its limited partnership interest for 1,776,250 shares of Common Stock. This transaction resulted in a non-cash expense of $14,210,000 in 1996 which equaled the difference between the value of the Common Stock issued to Caratec and its basis in the Partnership. The resulting charge to accumulated deficit was offset by a credit to additional paid-in capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Principal and Selling Stockholders."

                            PRIOR PARTNERSHIP STATUS

     The Company was incorporated in Delaware on February 20, 1996. From May 10, 1990 to February 29, 1996, the business of the Company was conducted by the Partnership. As of March 1, 1996, substantially all of the assets and liabilities of the Partnership, except for the indebtedness to Sharpoint, were transferred to the Company in exchange for one share of Common Stock. Immediately prior to the Company's initial public offering on September 25, 1996, in the Exchange, obligations of and interests in the Partnership were contributed to the Company in exchange for an aggregate of 9,600,000 shares of Common Stock issued to 13 individuals and entities. Upon consummation of the Exchange, the Partnership ceased to exist. As of March 29, 1996, the long-term debt, including accrued interest, of the Partnership held by Sharpoint, the general partner of the Partnership and a corporation controlled by Rolf D. Schmidt and F. William Schmidt, was contributed to the Partnership as $11,483,000 of partners' capital. All obligations of and interests in the Partnership held by Sharpoint and its successors were contributed to the Company in exchange for shares of Common Stock in connection with the Exchange. Under the Partnership agreement, CRX and Caratec were entitled to receive payments based on net revenues, subject to annual minimum payments of $150,000 in 1992, 1993 and 1994 and $250,000 thereafter. These payments aggregated approximately $993,000 on the date of the Exchange, at which time the payment obligations ceased to exist. CRX and Caratec also were entitled as a limited partner in the Partnership to payment of a percentage of the proceeds of a sale of all or substantially all of the assets of the Partnership. In connection with the Exchange, Caratec, the successor to CRX's limited partnership interest in the Partnership, exchanged its right to receive various payments from the Partnership and its limited partnership interest for 1,776,250 shares of Common Stock. This transaction resulted in a non-cash expense of $14,210,000 which equaled the difference between the value of the Common Stock issued to Caratec and its basis in the Partnership. The resulting charge to accumulated deficit was offset by a credit to additional paid-in capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Transactions" and "Principal and Selling Stockholders."

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of Common Stock as of March 1, 1997 and after giving effect to the Offering by (i) each person known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) the Selling Stockholder, (iii) each of the Named Officers, (iv) each of the Company's directors and (v) all directors and executive officers of the Company as a group:

                                                                               SHARES                                SHARES
                                                                         BENEFICIALLY OWNED                    BENEFICIALLY OWNED
                                                                        PRIOR TO OFFERING(1)      SHARES         AFTER OFFERING
NAME OF BENEFICIAL OWNER                                                 NUMBER      PERCENT    TO BE SOLD     NUMBER      PERCENT
Rolf D. Schmidt (2)..................................................   3,126,831      25.7%           --     3,126,831      24.1%
F. William Schmidt (3)...............................................   3,126,831      25.7%           --     3,126,831      24.1%
Caratec, L.L.C. (4)..................................................   1,326,250      10.9%      700,000       626,250       4.8%
Robert V. Toni (5)...................................................     733,320       6.0%           --       733,320       5.7%
J. Blount Swain (5)..................................................     488,610       4.0%           --       488,610       3.8%
Jeffrey G. Clark (5).................................................     488,020       4.0%           --       488,020       3.8%
Joe B. Barefoot (5)(6)...............................................     367,247       3.0%           --       367,247       2.8%
Dennis C. Carey (5)..................................................      13,500         *            --        13,500         *
Michael K. Lorelli (5)...............................................      32,500         *            --        32,500         *
Randy H. Thurman (5).................................................      14,720         *            --        14,720         *
All directors and executive officers as a group
  (9 persons) (7)....................................................   7,791,667      63.7%           --     7,791,667      59.8%

* Less than 1%.

(1) Nature of ownership consists of sole voting and investment power unless otherwise indicated. Includes shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days of March 1, 1997.

(2) The address of the stockholder is 205 Sweitzer Road, Sinking Springs, PA 19608. Includes (a) 2,246,945 shares held by Cacoosing Partners, L.P., a limited partnership of which Rolf D. Schmidt is the sole general partner, for which shares he is deemed to have sole voting and investing power; (b) 599,912 shares held by OMI Partners, L.P., a limited partnership of which Rolf D. Schmidt and F. William Schmidt are the sole general partners, for which shares they are deemed to share voting and investment power; and (c) 100,000 shares owned jointly with Rolf D. Schmidt's spouse, for which shares he is deemed to share voting and investment power.

(3) The address of the stockholder is 534 Ridge Avenue, Ephrata, PA 17522. Includes (a) 2,246,945 shares held by Triangle Partners, L.P., a limited partnership of which F. William Schmidt is the sole general partner, for which shares he is deemed to have sole voting and investing power; (b) 599,912 shares held by OMI Partners, L.P., a limited partnership of which Rolf D. Schmidt and F. William Schmidt are the sole general partners, for which shares they are deemed to share voting and investment power; and (c) 50,000 shares held by F. William Schmidt's spouse, for which shares he disclaims beneficial ownership.

(4) The address of the stockholder is 206 Erskine Court, Cary, NC 27511.

(5) Includes the following shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days of March 1, 1997: Robert V.
    Toni -- 13,320; J. Blount Swain -- 8,610; Jeffrey G. Clark -- 8,020; Joe B. Barefoot -- 6,092; Dennis C. Carey -- 12,500; Michael K. Lorelli -- 12,500; and Randy H. Thurman -- 12,500.

(6) Includes 1,155 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days of March 1, 1997 by Debra
    Genovese-Barefoot. Ms. Genovese-Barefoot is the spouse of Joe B. Barefoot. Mr. Barefoot disclaims beneficial ownership of such shares.

(7) Includes 74,697 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days of March 1, 1997.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 37,000,000 shares, including 35,000,000 shares of Common Stock, par value $.01 per share, and 2,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). Immediately after the sale of the 1,500,000 shares of Common Stock offered hereby, there will be issued and outstanding 12,955,029 shares of Common Stock and no shares of Preferred Stock.

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and do not have cumulative voting rights. The election of directors is determined by a plurality of the votes cast, with the Board of Directors being divided into three classes, as nearly equal in number as possible, initially of two directors each, each class of which, after a transitional period, will serve for a term of three years and until their successors have been elected and qualified. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election and may exert considerable influence over the management and policies of the Company. The Company's Certificate of incorporation (the "Certificate") may generally be amended as permitted by law. However, certain fundamental transactions, including the amendment of certain anti-takeover provisions in the Certificate, amendment of the By-Laws by the stockholders, the sale, lease, exchange or other disposition of all or substantially all of the assets of the Company, or the merger, consolidation, division, reorganization, recapitalization, dissolution, liquidation or winding up of the Company, require either: (i) the affirmative vote of 75% of the directors then in office and the minimum affirmative vote of the stockholders entitled to vote thereon required by law and the express terms of any class or series of shares or (ii) the affirmative vote of the holders of 75% of the voting power of all then outstanding shares entitled to vote in the election of directors, voting as a single class, and, in addition, the affirmative vote of the number of shares of any class or series, if any, as shall at the time of such approval be required by law or the express terms of any such class or series of shares. Except as otherwise required by law, all other matters are determined by a majority of the votes cast. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock (none of which is currently outstanding). Upon the liquidation, dissolution or winding up of the Company, subject to any preferential liquidation rights of outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities. Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights. All shares of Common Stock outstanding are, and the shares offered by the Company in the Offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. See "Risk Factors -- Control by Existing Stockholders; Anti-Takeover Provisions" and " -- Preferred Stock."

PREFERRED STOCK

     The Company also has authorized 2,000,000 shares of Preferred Stock which the Board of Directors has discretion to issue in such series and with such preferences and rights as it may designate without the approval of the holders of Common Stock. Such preferences and rights may be superior to those of the holders of Common Stock. For example, the holders of Preferred Stock may be given a preference in payment upon liquidation of the Company, or for the payment or accumulation of dividends before any distributions are made to the holders of Common Stock. As of the date of this Prospectus, no Preferred Stock has been designated or issued by the Company, and the Company has no plans, agreements or understandings for the issuance of any shares of Preferred Stock. For a description of the possible anti-takeover effects of the Preferred Stock, see "Risk Factors -- Control by Existing Stockholders; Anti-Takeover Provisions" and " -- Certain Anti-Takeover Provisions."

LIMITATION OF LIABILITY

     The Company's Certificate provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability (i) for any breach of such person's duty of loyalty, (ii) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) for the payment of unlawful dividends and certain other actions prohibited by Delaware corporate law and (iv) for any transaction resulting in receipt by such person of an improper personal benefit.

     The Company maintains directors' and officers' liability insurance to provide directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts. At present, there is no pending litigation or proceeding, and the Company is not aware of any threatened litigation or proceeding, involving any director, officer, employee or agent where indemnification will be required or permitted under the Certificate or By-Laws.

CERTAIN ANTI-TAKEOVER PROVISIONS

  CLASSIFIED BOARD AND OTHER MATTERS

     The Company's Board of Directors is divided into three classes, each of which, after a transitional period, will serve for three years, with one class being elected each year. Under the Delaware General Corporation Law and the provisions of the Certificate, stockholders may remove a director only for cause and, in accordance with the Certificate, only with the approval of 75% of the voting power of the then outstanding shares entitled to vote in the election of directors, voting as a single class. Vacancies on the Board of Directors may be filled only by a vote of the majority of the directors then in office, though less than a quorum, or by a sole remaining director. The Certificate and the By-Laws provide that special meetings of stockholders of the Company may be called only by the Board of Directors or the Chairman of the Board. The Certificate and By-Laws also provide that no action required or permitted to be taken by the stockholders at any annual or special meeting of the stockholders of the Company may be taken without a meeting. The classification of the Board of Directors, the limitations on the removal of directors and the filling of vacancies, and the prohibitions against calling of special meetings by stockholders and stockholder action without a meeting could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, control of the Company.

     In addition, the Company's supermajority voting provisions for certain fundamental corporate transactions, including, among others, amendment of certain anti-takeover provisions in the Certificate and amendment of the ByLaws by the stockholders, and the ability of the Board of Directors to establish the rights of, and to issue, substantial amounts of Preferred Stock without the need for stockholder approval, which Preferred Stock, among other things, may be used to create voting impediments with respect to changes in control of the Company or to dilute the stock ownership of holders of Common Stock seeking to obtain control of the Company, may have the effect of discouraging, delaying or preventing a change in control of the Company. See "Risk Factors -- Control by Existing Stockholders; Anti-Takeover Provisions," " -- Common Stock" and
" -- Preferred Stock."

  SECTION 203 OF DELAWARE GENERAL CORPORATION LAW

     Section 203 of the Delaware General Corporation Law prohibits certain transactions between a Delaware corporation and an "interested stockholder,"which is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation. The prohibition is for a period of three years commencing on the date the interested stockholder becomes an interested stockholder, unless (i) the business combination is approved by the corporation's board of directors prior to the date the interested stockholder becomes an interested stockholder;
(ii) the interested stockholder acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which it becomes an interested stockholder; or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. See "Risk Factors -- Control by Existing Stockholders; Anti-Takeover Provisions."

REGISTRATION RIGHTS

     The Company has granted to the holders of 8,820,000 shares of Common Stock (the "Registrable Securities") certain rights with respect to the registration of the Registrable Securities for resale under the Securities Act.

     Pursuant to a registration rights agreement, Caratec, the holder of 1,326,250 shares of Common Stock (the "Caratec Registrable Securities"), may require, on two occasions during the five-year period commencing March 31, 1997, that the Company register all or a portion of the Caratec Registrable Securities for public resale under the Securities Act, provided, among other limitations, that the anticipated aggregate gross proceeds will not be less than $100,000. Of the 1,326,250 shares subject to such registration rights, 700,000 shares are to be sold by Caratec in the Offering. See "Principal and Selling Stockholders."

     Pursuant to a registration rights agreement with Rolf D. Schmidt, F. William Schmidt and three partnerships controlled by one or both of them, who hold 179,974, 2,246,945, 2,246,945 and 599,912 shares of Common Stock subject to such registration rights agreement, respectively (the "Schmidt Registrable Securities"), and four employees of the Company who hold 720,000, 480,000, 480,000 and 360,000 shares of Common Stock, respectively (the "Employee Registrable Securities"), each of the holders of the Schmidt Registrable Securities may require, on two occasions during the five-year period commencing March 31, 1997, that the Company use its best efforts to register all or a portion of the Schmidt Registrable Securities held by such holder for public resale under the Securities Act, and each of the holders of the Employee Registrable Securities, subject to certain exceptions and limitations, may require, on one occasion after the later of (i) March 31, 1997 or (ii) the termination of such employee's employment, that the Company use its best efforts to register all or a portion of such holder's Employee Registrable Securities for public resale under the Securities Act.

     In addition, in the event the Company elects to register any Common Stock under the Securities Act, either for its own account or for the account of any other stockholders, the Company, during the five-year period commencing March 31, 1997, is required to notify the holders of the Registrable Securities of the proposed registration and, subject to certain marketing and other limitations, is required, upon request, to use its best efforts to include in such registration any Registrable Securities requested to be included.

     All registration expenses under the registration rights agreements are to be borne by the Company and all selling expenses are to be borne by the holders of the securities being registered.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock in the public market following this Offering could adversely affect the market price of the Common Stock and adversely affect the Company's ability to raise capital at a time and on terms favorable to the Company.

     Of the 12,955,029 shares to be outstanding after this Offering (assuming that the Underwriters' over-allotment option is not exercised), the 1,500,000 shares of Common Stock offered hereby and an additional 3,005,029 shares of Common Stock will be freely tradeable without restriction in the public market unless such shares are held by "affiliates" of the Company, as that term is defined in Rule 144(a) under the Securities Act. For purposes of Rule 144, an "affiliate" of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, such issuer. The remaining 8,450,000 shares of Common Stock to be outstanding after this Offering are "restricted securities" under the Securities Act and may be sold in the public market upon the expiration in September 1997 of the one-year holding period under Rule 144 subject to the volume, manner of sale and other limitations of Rule 144. Of the 8,450,000 shares, 7,493,750 shares of Common Stock will be held by "affiliates" of the Company, as defined in Rule 144(a).

     The Commission recently adopted revisions to Rule 144, the effect of which substantially shortened the holding periods under Rule 144. In general, under Rule 144 as will be in effect in April 1997, a person who has beneficially owned shares for at least one year, including an "affiliate," will be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock (approximately 129,550 shares after giving effect to this Offering), or the average weekly trading volume during the four calendar weeks preceding filing of notice of such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person who is not an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years, will be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions or public information requirements.

     In addition, as of March 7, 1997, there were outstanding options to purchase 588,576 shares of Common Stock, of which 138,420 were fully vested and exercisable. An additional 406,395 shares were reserved for issuance under the Equity Compensation Plan. All of the shares issued, issuable or reserved for issuance under the Equity Compensation Plan are covered by an effective registration statement.

     All directors and executive officers and certain other stockholders of the Company who will beneficially own an aggregate of 8,343,220 shares of Common Stock upon completion of this Offering, and the Company, with certain limited exceptions, have agreed, as described below under "Underwriting," with the Underwriters not to offer for sale, sell or otherwise dispose of, directly or indirectly, any shares of Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of Lehman Brothers Inc.

     Certain holders of 8,820,000 shares of Common Stock, of which 700,000 shares are to be sold by the Selling Stockholder in the Offering, are entitled to certain registration rights with respect to such shares for resale under the Securities Act. If such holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Common Stock. Such rights may not be exercised prior to the expiration of 180 days from the date of this Prospectus. See "Description of Capital Stock -- Registration Rights."

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement, of which this Prospectus is a part, the Underwriters named below (the "Underwriters"), for whom Lehman Brothers Inc., Oppenheimer & Co., Inc. and Sands Brothers & Co., Ltd. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company and the Selling Stockholder, and the Company and the Selling Stockholder have agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite the name of each such Underwriter below:

                                                                                                        NUMBER OF
UNDERWRITERS                                                                                             SHARES
Lehman Brothers Inc..................................................................................     334,000
Oppenheimer & Co., Inc...............................................................................     333,000
Sands Brothers & Co., Ltd............................................................................     333,000
Alex. Brown & Sons Incorporated......................................................................      50,000
Cowen & Company......................................................................................      50,000
Donaldson, Lufkin & Jenrette Securities Corporation..................................................      50,000
A.G. Edwards & Sons, Inc.............................................................................      50,000
Hambrecht & Quist LLC................................................................................      50,000
Montgomery Securities................................................................................      50,000
Smith Barney Inc.....................................................................................      50,000
Auerbach, Pollak & Richardson, Inc...................................................................      25,000
Legg Mason Wood Walker, Incorporated.................................................................      25,000
Pennsylvania Merchant Group Ltd......................................................................      25,000
Piper Jaffray Inc....................................................................................      25,000
Principal Financial Securities, Inc..................................................................      25,000
Wheat, First Securities, Inc.........................................................................      25,000
       Total.........................................................................................   1,500,000

     The Company and the Selling Stockholder have been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page hereof, and to certain dealers at such public offering price less a selling concession not in excess of $0.43 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other Underwriters or to certain other brokers or dealers. After the offering to the public, the offering price and other selling terms may be changed by the Representatives.

     The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions, including the condition that no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose are pending or threatened by the Commission and that there has been no material adverse change or any development involving a prospective material adverse change in the condition of the Company from that set forth in the Registration Statement otherwise than as set forth or contemplated in this Prospectus, and that certain certificates, opinions and letters have been received from the Company and its counsel, the Selling Stockholder and its counsel and independent auditors. The Underwriters are obligated to take and pay for all of the above shares of Common Stock if any such shares are taken.

     The Company, the Selling Stockholder and the Underwriters have agreed in the Underwriting Agreement to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     The Company has granted to the Underwriters an option to purchase up to an additional 225,000 shares of Common Stock, exercisable solely to cover over-allotments, at the public offering price, less the underwriting discounts and commissions shown on the cover page of this Prospectus. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent that the option is exercised, each Underwriter will be committed to purchase a number of the additional shares of Common Stock proportionate to each Underwriter's initial commitment as indicated in the preceding table.

     Until the distribution of the Common Stock is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase shares of Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the Offering (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus), the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described herein.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Representatives of the Underwriters have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

     All directors and executive officers and certain other stockholders of the Company who will beneficially own an aggregate 8,343,220 shares of Common Stock upon completion of this Offering have agreed not to offer for sale, sell or otherwise dispose of (or enter into any transaction that is designed to result in the disposition of), directly or indirectly, other than to the Underwriters pursuant to the Underwriting Agreement, shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, for a period of 180 days from the date of this Prospectus without the prior written consent of Lehman Brothers Inc. Except for the Common Stock to be sold in the Offering, the Company has agreed, with certain limited exceptions relating to the grant of options and issuance of Common Stock pursuant to the Equity Compensation Plan, not to offer for sale, sell or otherwise dispose of (or enter into any transaction or device which is designed to, or expected to, result in the disposition at any time in the future of), directly or indirectly, any shares of Common Stock or other capital stock or any securities convertible into or exchangeable or exercisable for, or any rights to acquire, Common Stock or other capital stock, prior to the expiration of 180 days from the date of this Prospectus without the prior written consent of Lehman Brothers Inc.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

     The financial statements as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

     The Company is subject to the reporting requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the offices of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material also may be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov). In addition, such reports, proxy statements and other information concerning the Company can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are summaries of the material provisions thereof. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Copies of each contract or document referred to herein are filed as exhibits to the Registration Statement. Copies of the Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C. or obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

                          CLOSURE MEDICAL CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                          PAGE
Report of Independent Accountants......................................................................................   F-2
Financial Statements:
  Balance Sheet as of December 31, 1995 and 1996.......................................................................   F-3
  Statement of Operations for the years ended December 31, 1994, 1995 and 1996.........................................   F-4
  Statement of Cash Flows for the years ended December 31, 1994, 1995 and 1996.........................................   F-5
  Statement of Partners' Deficit and Stockholders' Equity for the years ended
     December 31, 1994, 1995 and 1996..................................................................................   F-6
  Notes to Financial Statements........................................................................................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of
Closure Medical Corporation

     In our opinion, the accompanying balance sheet and the related statements of operations, of cash flows and partners' deficit and stockholders' equity present fairly, in all material respects, the financial position of Closure Medical Corporation (the "Company") at December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
Raleigh, North Carolina
February 14, 1997, except as to
Note 9, which is as of March 7, 1997

                          CLOSURE MEDICAL CORPORATION

                                 BALANCE SHEET

                                                                                                              DECEMBER 31,
                                                                                                            1995        1996
                                                                                                             (IN THOUSANDS)
                                                ASSETS
Cash and cash equivalents..............................................................................   $     20    $ 13,024
Short-term investments.................................................................................         --       4,627
Accounts receivable....................................................................................        266          67
Inventories............................................................................................        119         112
Prepaid expenses.......................................................................................         27         388
  Total current assets.................................................................................        432      18,218
Furniture, fixtures and equipment......................................................................        418         851
Less -- accumulated depreciation and amortization......................................................       (142)       (179)
                                                                                                               276         672
Long-term investments..................................................................................         --         409
Intangible assets, net of accumulated amortization.....................................................        200         213
  Total assets.........................................................................................   $    908    $ 19,512
                        LIABILITIES, PARTNERS' DEFICIT AND STOCKHOLDERS' EQUITY
Accounts payable.......................................................................................   $    514    $    566
Accrued payroll and vacation...........................................................................         28         396
Deferred revenue.......................................................................................         78       2,069
Payable to Caratec, L.L.C..............................................................................        195          --
Capital lease obligations..............................................................................         12          12
  Total current liabilities............................................................................        827       3,043
Notes payable to Sharpoint Development Corporation.....................................................     10,062          --
Accrued interest payable to Sharpoint Development Corporation..........................................        843          --
Capital lease obligations..............................................................................         26          14
  Total liabilities....................................................................................     11,758       3,057
                              PARTNERS' DEFICIT AND STOCKHOLDERS' EQUITY
Preferred Stock, $.01 par value. Authorized 2,000,000 shares; none issued or outstanding...............         --          --
Common Stock, $.01 par value. Authorized 35,000,000 shares; issued and outstanding 12,150,000 shares...         --         122
Additional paid-in capital.............................................................................         --      33,579
Partners' deficit......................................................................................    (10,850)         --
Accumulated deficit....................................................................................         --     (16,246)
Deferred compensation on stock options.................................................................         --      (1,000)
  Total partners' deficit and stockholders' equity.....................................................    (10,850)     16,455
  Total liabilities, partners' deficit and stockholders' equity........................................   $    908    $ 19,512

   The accompanying notes are an integral part of these financial statements.

                          CLOSURE MEDICAL CORPORATION

                            STATEMENT OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                               YEAR ENDED DECEMBER 31,
                                                                                           1994         1995          1996
Product sales..........................................................................   $ 1,478      $ 1,380      $    496
License and product development revenues...............................................        25           --         3,500
  Total revenues.......................................................................     1,503        1,380         3,996
Cost of products sold..................................................................       528          531           460
  Gross profit and license and product development revenues............................       975          849         3,536
Research, development and regulatory affairs expenses..................................     1,231        1,637         3,167
Selling and administrative expenses....................................................     1,366        1,589         2,879
Charges related to partnership capital changes.........................................        --        3,500        14,210
Payments to Caratec, L.L.C.............................................................       150          250           293
  Total operating expenses.............................................................     2,747        6,976        20,549
Loss from operations...................................................................    (1,772)      (6,127)      (17,013)
Interest expense to Sharpoint Development Corporation..................................      (445)        (847)         (138)
Investment and interest income.........................................................         2            2           337
Net loss...............................................................................   $(2,215)     $(6,972)     $(16,814)
Shares used in computation of pro forma net loss per common share......................                 10,150        10,545
Pro forma net loss per common share....................................................                $ (0.69)     $  (1.59)

   The accompanying notes are an integral part of these financial statements.

                          CLOSURE MEDICAL CORPORATION

                            STATEMENT OF CASH FLOWS

                                                                                                   YEAR ENDED DECEMBER 31,
                                                                                                 1994       1995        1996
                                                                                                        (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss.....................................................................................   $(2,215)   $(6,972)   $(16,814)
Adjustments to reconcile net loss to net cash (used) provided by operating activities:
Amortization expense.........................................................................        67         31          11
Depreciation expense.........................................................................        44         51          85
Charges related to partnership capital changes...............................................        --      3,500      14,210
Amortization of deferred compensation on stock options.......................................        --         --         500
Net loss on disposals of fixed assets........................................................         4         55          38
Net loss on disposals of intangibles.........................................................        --         14          58
Change in accounts receivable................................................................        58       (137)        199
Change in inventories........................................................................       (23)        --           7
Change in prepaid expenses...................................................................       (14)        (4)       (361)
Change in accounts payable and accrued payroll and vacation..................................       127        303         420
Change in deferred revenue...................................................................        --         78       1,991
Change in accrued payable to Caratec, L.L.C..................................................       (24)       125        (195)
Change in accrued interest due to Sharpoint Development Corporation..........................       443        843         138
Net cash (used) provided by operating activities.............................................    (1,533)    (2,113)        287
CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to furniture, fixtures and equipment...............................................       (64)       (57)       (519)
Additions to intangible assets...............................................................       (66)       (47)        (82)
Purchases of investments.....................................................................        --         --      (5,494)
Proceeds from the sale of investments........................................................        --         --         458
Net cash used by investing activities........................................................      (130)      (104)     (5,637)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable to Sharpoint Development Corporation.............................     1,683      2,216         440
Net proceeds from sale of common stock.......................................................        --         --      17,926
Principal payments under capital lease obligation............................................        (1)        (9)        (12)
Net cash provided by financing activities....................................................     1,682      2,207      18,354
Increase (decrease) in cash and cash equivalents.............................................        19        (10)     13,004
Cash and cash equivalents at beginning of period.............................................        11         30          20
Cash and cash equivalents at end of period...................................................   $    30    $    20    $ 13,024

NON-CASH TRANSACTIONS:

On December 31, 1994, accrued interest of $931,461 was converted to long-term debt.

On December 31, 1995, the partnership agreement was amended to admit a new class of limited partners. The fair value of the partnership interest was reflected as a contribution of partners' capital.

On March 29, 1996, notes payable of $10,502,301 and related accrued interest of $980,915 was converted to partners' capital.

   The accompanying notes are an integral part of these financial statements.

                          CLOSURE MEDICAL CORPORATION

            STATEMENT OF PARTNERS' DEFICIT AND STOCKHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                                                                                             DEFERRED
                                                TOTAL                           ADDITIONAL                 COMPENSATION
                                              PARTNERS'      COMMON STOCK        PAID-IN     ACCUMULATED     ON STOCK
                                               DEFICIT      SHARES     AMOUNT    CAPITAL       DEFICIT       OPTIONS
                                                                           (IN THOUSANDS)
Balance at December 31, 1993................  $ (5,163 )
Net loss....................................    (2,215 )
Balance at December 31, 1994................    (7,378 )
Capital contribution........................     3,500
Net loss....................................    (6,972 )
Balance at December 31, 1995................   (10,850 )
Conversion of debt and accrued interest to
  partners' capital.........................    11,483
Net loss for January 1, 1996 through
  September 25, 1996........................      (568 )
Conversion of partners' capital to common
  stock.....................................       (65 )       9,600    $ 96     $ 14,179
Issuance of 2,550,000 shares of common
  stock, net of issuance costs of
  $1,046,202................................                   2,550      26       17,900
Grant of 550,000 stock options..............                                        1,500                    $ (1,500)
Amortization of deferred compensation on
  stock options.............................                                                                      500
Net loss for the period September 26, 1996
  through December 31, 1996.................                                                  $ (16,246)
Balance at December 31, 1996................     --           12,150    $122     $ 33,579     $ (16,246)     $ (1,000)

                                                  TOTAL
                                              STOCKHOLDERS'
                                                 EQUITY
Balance at December 31, 1993................    $  (5,163)
Net loss....................................       (2,215)
Balance at December 31, 1994................       (7,378)
Capital contribution........................        3,500
Net loss....................................       (6,972)
Balance at December 31, 1995................      (10,850)
Conversion of debt and accrued interest to
  partners' capital.........................       11,483
Net loss for January 1, 1996 through
  September 25, 1996........................         (568)
Conversion of partners' capital to common
  stock.....................................       14,210
Issuance of 2,550,000 shares of common
  stock, net of issuance costs of
  $1,046,202................................       17,926
Grant of 550,000 stock options..............
Amortization of deferred compensation on
  stock options.............................          500
Net loss for the period September 26, 1996
  through December 31, 1996.................      (16,246)
Balance at December 31, 1996................    $  16,455

                          CLOSURE MEDICAL CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

1. ORGANIZATION AND OPERATIONS

     Closure Medical Corporation (the "Company" or "Closure"), formerly named Tri-Point Medical Corporation, develops, commercializes and manufactures medical tissue cohesive products based on its proprietary cyanoacrylate technology utilized primarily for human and veterinary wound closure. The Company was incorporated in Delaware on February 20, 1996. From May 10, 1990 to February 29, 1996, the business of the Company was conducted by Tri-Point Medical L. P. (the "Partnership"). Sharpoint Development Corporation ("SDC"), the general partner, contributed $350,000 in cash for its general partner interest.

     The Partnership purchased the assets and product technology of Caratec, L.L.C. ("Caratec"), formerly CRX Medical, Inc., in 1990 for $700,000 and a limited partnership interest. The purchase price was allocated as follows:

                                                                  (IN THOUSANDS)
Inventory......................................................        $ 37
Property and equipment.........................................         249
Patents and trademarks.........................................         282
Noncompete agreements..........................................         100
Organization costs.............................................          10
Goodwill.......................................................          15
Prepaid expense................................................           7
                                                                       $700

     Caratec contributed $1,000 for its limited partnership interest. The partnership agreement required that a percentage of the proceeds received by the Partnership or its successors upon the sale of all or substantially all of the net assets of the Partnership or its successors be paid to Caratec. The partnership agreement also stipulated that Caratec receive payments based on net sales volume and gross margin, subject to annual minimum amounts.

     On December 31, 1995, the partnership agreement was amended to admit certain employee limited partners as a new class of limited partners who were entitled to receive 28.5% of partnership income after payments to Caratec. The general partner received the remainder of the income and all losses of the Partnership. For financial statement purposes, compensation expense and contributed capital in the amount of $3,500,000 were recognized as of December 31, 1995 representing the estimated fair value of the partnership interest granted to the employee limited partners.

     As of March 1, 1996, substantially all of the assets and liabilities of the Partnership, except for the indebtedness to SDC, were transferred to the Company in exchange for its sole share of Common Stock. Subsequently, on March 29, 1996, notes payable and related accrued interest to SDC in the amounts of $10,502,301 and $980,915, respectively, were contributed to partners' capital.

     On May 31, 1996, a contribution and exchange agreement was executed whereby SDC, assignees of SDC's economic interest in the Partnership, Caratec and the employee limited partners exchanged their Partnership interests for 5,453,750, 1,776,250 and 2,370,000 shares of Common Stock of the Company, respectively, contemporaneously with the completion of an initial public offering by the Company. In conjunction with the issuance to Caratec of Common Stock of the Company, Caratec surrendered its rights to receive a percentage of sales-based payments and a percentage of capital transaction proceeds. The Company recorded a non-cash expense related to this issuance of $14,210,000 which was offset by a credit to additional paid-in-capital.

     On September 25, 1996, the Company sold 2,550,000 shares of Common Stock in an initial public offering (the "IPO"). The net proceeds from the IPO (approximately $17.9 million) have been and will continue to be used primarily for capital expenditures related to laboratories, office space and manufacturing facilities, research and development, including clinical trials, working capital and general corporate purposes.

     During 1996, approximately 87 percent of the Company's revenues were from domestic sales; the remaining 13 percent was earned from the Western European market.

                          CLOSURE MEDICAL CORPORATION

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents represent cash in banks and short-term investments having an original maturity of less than three months.

INVESTMENTS

     Investments at December 31, 1996 consisted of short-term money market funds, bonds and equity securities having maturities as of the purchase date greater than three months but less than or equal to one year. Long-term investments have maturities as of the purchase date greater than one year. Such investments have been classified as available for sale securities. The fair market value, based on quoted market prices, of all investments approximates amortized cost.

INVENTORIES

     Inventories are stated at the lower of cost (first-in, first-out) or market.

FURNITURE, FIXTURES AND EQUIPMENT

     Furniture, fixtures and equipment are stated at cost. Depreciation expense is computed using the straight-line method over estimated useful lives ranging between three and ten years. Expenditures for repairs and maintenance are charged to expense as incurred.

INTANGIBLE ASSETS

     Amounts incurred to secure patents and the estimated fair value of registered patents acquired from Caratec on May 10, 1990 were capitalized and are amortized over the remaining life of the patent on a straight-line basis. Costs are capitalized until either the related patent is accepted, in which case it is amortized, or it is rejected and written off. Other intangible assets acquired from Caratec were amortized over a five year life on a straight-line basis.

     Costs associated with the organization and formation of the Partnership, primarily legal costs, were capitalized and amortized over a five year period.

REVENUE RECOGNITION

     Revenues from product sales are recognized upon shipment. Advance payments related to future sales of product or future royalties due on these sales are deferred and will be recorded as revenue as they are earned over future periods.

INCOME TAXES

     No provision for federal or state income taxes was necessary in the financial statements of the Partnership for the years ended December 31, 1994, 1995 or the two months ending February 29, 1996 because, as a partnership, it was not subject to federal or state income taxes and the tax effect of its activities accrued to the partners. For the ten months ended December 31, 1996, the Company has provided for income taxes using the liability method.

     The tax returns of the Partnership are subject to examination by federal and state tax authorities. If such examinations occur and result in changes with respect to the Partnership's qualification or to distributable Partnership income or loss, the tax liability of the respective partners would be changed accordingly.

     Significant differences between the Partnership's financial statement basis and the tax basis are as follows:

        The financial statement basis loss exceeded the tax basis loss by approximately $3,900,000 for the year ended December 31, 1995, which was primarily due to the non-deductibility of certain expenses for tax purposes. Approximately $960,000 of expenses included in December 31, 1996 amounts were recognized on the Partnership's 1996 tax return.

                          CLOSURE MEDICAL CORPORATION

        The Partnership's net assets on a tax basis exceeded those reported under the financial statement basis by approximately $200,000 at December 31, 1995. The difference was attributable to temporary tax deduction differences.

        The partners' capital account in total is the same for both financial statement and tax reporting.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RELATED PARTIES

     The Partnership had notes payable to its general partner, SDC, until March 29, 1996. Details of the debt agreements are summarized in Note 4.

     Beginning in 1992 until the Partnership ceased to exist on September 25, 1996, Caratec, a limited partner, received payments of 4% of adjusted net sales of veterinary products. Caratec also received a minimum of 2% and a maximum of 8% of adjusted net sales of human products depending on the gross margin on those sales. At the end of 1994, such percentage-based payments to Caratec were less than $150,000, the stipulated minimum, and the difference was paid at that time. For 1995 and 1996, such payments to Caratec were not to be less than $250,000. Upon the effectiveness of the IPO on September 25, 1996, Caratec surrendered its rights to receive these sales-based payments and a percentage of capital transaction proceeds pursuant to the contribution and exchange agreement dated as of May 31, 1996, whereby Caratec agreed to exchange its Partnership interests for 1,776,250 shares of Common Stock of the Company.

     For tax purposes, Caratec was allocated net income up to the amount of payments received as described above. The general partner and employee limited partners were allocated the remainder of any net income after allocation to Caratec. The general partner was allocated 100% of all losses.

     During 1994 and 1995, the Partnership paid a consulting fee to an individual who is also a shareholder of Caratec amounting to $116,390 and $20,510, respectively. No such fee was paid in 1996.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair value of current assets and current liabilities approximates the financial statement carrying value at December 31, 1996 and 1995. The fair value of short-term investments is based on quoted market prices.

     The estimated fair value of the notes payable to SDC at December 31, 1995 can not be readily determined since the notes are payable to a related party who is also the general partner. These notes and related interest were ultimately exchanged for shares of Common Stock of the Company in 1996. See Note 4 for the carrying amount, interest rate and maturity dates of the notes payable.

RECENTLY ISSUED ACCOUNTING STANDARDS

     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"), was issued in March 1995. SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company adopted SFAS 121 effective January 1, 1996; the adoption of this statement did not have a material impact on its results of operation or financial position.

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), was issued in October 1995. SFAS 123 gives companies the option to adopt the fair value method for expense recognition of employee stock options and stock-based awards or, as the Company has elected, to continue to account for such items using

                          CLOSURE MEDICAL CORPORATION
the intrinsic value method as outlined under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Consequently, the adoption of SFAS 123 did not have any impact on the financial position or results of operations of the Company but pro forma disclosures of net loss and net loss per share have been provided in Note 8 as if the fair value method had been applied.

RECLASSIFICATIONS

     Certain prior year balances have been reclassified to conform to the current year presentation.

NET LOSS PER SHARE

     Net loss per share is computed using the weighted-average number of shares of common and common equivalent shares outstanding during the periods. Common equivalent shares consist of stock options using the treasury stock method. Common equivalent shares from stock options are excluded from the computation if their effect is antidilutive, except pursuant to the requirements of the Securities and Exchange Commission. Common and common equivalent shares issued from January 1, 1995 through the effective date of the Company's IPO on September 25, 1996 have been included in the computation using the treasury stock method as if they were outstanding for all periods prior to June 30, 1996.

3. FURNITURE, FIXTURES AND EQUIPMENT

     Furniture, fixtures and equipment includes the following:

                                                                                         DECEMBER 31,
                                                                                         1995    1996
                                                                                             (IN
                                                                                          THOUSANDS)
Furniture and equipment...............................................................   $134    $279
Machinery and equipment...............................................................    208     387
Leasehold improvements................................................................     28      43
Machinery and equipment under capital leases (Note 5).................................     48      48
Construction-in-progress..............................................................     --      94
                                                                                          418     851
Accumulated depreciation and amortization.............................................   (142)   (179)
                                                                                         $276    $672

4. NOTES PAYABLE AND RELATED ACCRUED INTEREST

     Notes payable to SDC were $10,062,300 at December 31, 1995. Interest was payable annually on December 31 at various rates ranging from 9.5% to 9.75%. These notes were secured by substantially all the Partnership assets and principal was payable on various dates between January and December 1998.

     On March 29, 1996, notes payable of $10,502,301 and accrued interest of $980,915, respectively, were converted to partners' capital by SDC. On May 31, 1996, a contribution and exchange agreement was executed whereby SDC exchanged its partners' capital for 5,453,750 shares of Common Stock of the Company upon the effectiveness of the Company's IPO on September 25, 1996.

5. LEASES

     The Company leases office and manufacturing space and equipment under operating leases which expire at various dates through 1998. Rent expense related to these leases was approximately $98,000, $93,000 and $136,000 for 1994, 1995 and 1996, respectively.

     The Company leases equipment under capital leases. The lease terms are four years and the Company has the option to purchase the equipment at the end of the leases.

                          CLOSURE MEDICAL CORPORATION

     Future minimum lease payments under noncancellable capital leases and operating leases with initial or remaining terms of one year or more are as follows at December 31, 1996:

                                                                                    CAPITAL    OPERATING
                                                                                    LEASES      LEASES
                                                                                       (IN THOUSANDS)
1997.............................................................................     $14        $ 166
1998.............................................................................      12           68
1999.............................................................................       3           --
Total minimum lease payments.....................................................      29        $ 234
Less amount representing interest................................................       3
Present value of minimum lease payments..........................................     $26

6. MAJOR CUSTOMERS AND COMMITMENTS

     On March 20, 1996, the Company entered into an eight-year exclusive supply and distribution rights agreement with Ethicon, Inc., a subsidiary of Johnson & Johnson, whereby Closure will supply Ethicon with a product for human topical wound closure. In consideration, Ethicon paid Closure $4,500,000 and agreed to pay additional amounts upon written notification of U.S. regulatory approval for the product. Of the $4,500,000 total, $3,500,000 was a non-refundable licensing fee and $1,000,000 will be offset against either future product purchases or royalties to be paid by Ethicon on product sales and has been classified as deferred revenue on the accompanying balance sheet. Ethicon also agreed to advance Closure additional amounts for direct costs incurred in connection with clinical studies of the product, which amounts will be credited against future royalties to be paid by Ethicon. As of December 31, 1996, Ethicon had advanced the Company $1,000,000 for direct costs of these clinical studies which has been classified as deferred revenue on the accompanying balance sheet of which $500,000 was advanced during the fourth quarter. Upon U.S. or European Community approval of the product, Ethicon is obligated to purchase certain minimum quantities annually at a predetermined price based on average selling prices.

     A seven-year marketing agreement with Farnam Companies, Inc. was signed in December of 1992. This agreement gives Farnam exclusive rights to market, sell and distribute the Company's veterinary products in North America.

     Revenues from Farnam aggregated approximately $400,000 or 27%, $370,000 or 27% and $390,000 or 10% of total revenues for the years ended December 31, 1994, 1995 and 1996, respectively.

     The Company has a non-exclusive supply agreement with Procter & Gamble/ALZA Partnership for Oral Healthcare for a cohesive used in conjunction with a periodontal drug delivery product. Net revenues under this agreement amounted to approximately $1,110,000 or 73% of total revenues, $1,010,000 or 73% of total revenues, and $107,000 or 3% of total revenues during 1994, 1995 and 1996, respectively. Accounts receivable related to these revenues were approximately $243,500 and $54,000 at December 31, 1995 and 1996, respectively. In March 1994, the Company entered into an agreement with On-Site Therapeutics, Inc. (On-Site) for exclusive services to identify purchasers of Octyldent. Under this agreement, On-Site receives a 5% royalty on net sales of Octyldent up to a cumulative maximum royalty amount of $1,500,000. Amounts paid during 1994, 1995 and 1996 were $55,675, $50,686 and $5,046, respectively.

     In May 1996, the Company entered into a five-year agreement with a consultant which provides for annual compensation of $120,000 and included a grant of options for 50,000 shares of Common Stock under the Equity Compensation Plan.

     The Company has employment agreements with certain key executives that provide for specified benefits if the executive is terminated other than for cause, as defined.

                          CLOSURE MEDICAL CORPORATION

7. INCOME TAXES

     The Company accounts for income taxes using the liability method, which generally provides that deferred tax assets and liabilities be recognized for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and expected benefits of utilizing net operating loss and other carryforwards. At December 31, 1996, the Company had net operating loss carryforwards for federal income tax reporting purposes of approximately $140,000 expiring in the year 2011. The Company also has research and development tax credit carryforwards of approximately $39,000 which will expire in the year 2011.

     The tax effects of significant items comprising the Company's deferred taxes are as follows (in thousands):

                                                                                                 1996
Net operating losses..........................................................................   $ 44
Research and development carryforwards........................................................     39
Temporary differences, net....................................................................    385
                                                                                                  468
Valuation allowance...........................................................................   (468)
Net deferred tax asset........................................................................     --

     Deferred tax liabilities as of December 31, 1996 were insignificant.

     At December 31, 1996, a valuation allowance for deferred tax assets of $468,000 has been recorded as, due to the Company's history of losses, it is considered more likely than not that such deferred tax assets will not ultimately be realized.

     No provision for federal or state income taxes was necessary in the financial statements of the Partnership for the years ended December 31, 1994, 1995 or the two months ending February 29, 1996 because, as a partnership, it was not subject to federal or state income taxes and the tax effect of its activities accrued to the partners.

8. STOCK PLAN

     The Company maintains the Amended and Restated 1996 Equity Compensation Plan (the "Plan"), adopted by the Board of Directors on May 28, 1996 and amended effective as of September 24, 1996 and November 1, 1996. The Plan provides a maximum of 1,000,000 shares of Common Stock may be issued pursuant to stock options, restricted stock grants and stock appreciation rights (collectively, "Grants") granted to officers, employees, independent contractors and consultants, and non-employee directors of the Company. Grants of restricted stock and stock appreciation rights may only be made to participants other than non-employee directors of the Company. The Plan is administered and interpreted by a committee (the "Committee") of the Board of Directors. Grants under the Plan may consist of (i) options intended to qualify as incentive stock options ("ISOs") within the meaning of section 422 of the Internal Revenue Code of 1986, as amended, or (ii) so-called "nonqualified stock options" that are not intended to so qualify ("NQSOs"). Independent contractors or consultants to the Company are not eligible to receive ISOs under the Plan. The option price of any ISO granted under the Plan will not be less than the fair market value of the underlying shares of Common Stock on the date of grant, except that the option price of an ISO granted to an employee who owns more than 10% of the total combined voting power of all classes of stock of the Company or its subsidiaries may not be less than 110% of the fair market value of the underlying shares of Common Stock on the date of grant. The option price of a NQSO may be greater than, equal to or less than the fair market value of the underlying shares of Common Stock on the date of grant. The Committee will determine the term and vesting period of each option; provided, however, that the exercise period may not exceed ten years from the date of grant, and the exercise period of an ISO granted to an employee who owns more than 10% of the total combined voting power of all classes of stock of the Company or its subsidiaries may not exceed five years from the date of grant. Options outstanding at December 31, 1996 generally vest within five years.

                          CLOSURE MEDICAL CORPORATION

     The following table summarizes stock option activity for the year ended December 31, 1996:

                                                                               WEIGHTED-         WEIGHTED-AVERAGE
                                                                                AVERAGE        REMAINING CONTRACTUAL    EXERCISABLE
                                                                 SHARES     PRICE PER SHARE            LIFE             AT 12/31/96
Options outstanding at January 1, 1996........................     --           --                  --                     --
Granted
  With discount exercise price................................   550,000         $5.27                  9.41              132,500
  With market exercise price..................................    29,602          8.00                  9.75                5,920
Exercised.....................................................         0             0
Expired or canceled
  With discount exercise price................................    (6,997)         5.27
Options outstanding at December 31, 1996......................   572,605
Weighted-average fair value of options granted................                    8.00
Available for grant at December 31, 1996......................   427,395

     In October 1995, the Financial Accounting Standards Board issued SFAS 123. SFAS 123 gives companies the option to adopt the fair value method for expense recognition of employee stock options and stock-based awards or to continue to account for such items using the intrinsic value method as outlined under APB
25. Accordingly, compensation expense for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount of the option price. During 1996, the Company recognized approximately $500,000 of compensation cost related to the plan. The Company has adopted the disclosure-only provisions of this statement. Had compensation expense, assuming it was recognized on a straight-line basis over the vesting period, for 1996 awards been determined based on the fair value at the grant, consistent with the provisions of SFAS 123, the Company's results of operations would have been reduced to the pro forma amounts indicated below:

                                                                                    1996
Net loss -- as reported........................................................   $(16,814)
Net loss -- pro forma..........................................................   $(17,414)
Loss per share -- as reported..................................................   $  (1.59)
Loss per share -- pro forma....................................................   $  (1.65)

     The pro forma amounts discussed above were derived using the Black-Scholes option-pricing model with the assumptions indicated below:

ASSUMPTIONS                                                                           1996
Average expected life (years)......................................................      6
Average interest rate..............................................................    6.5%
Volatility.........................................................................   70.0%
Dividend yield.....................................................................    0.0%

                          CLOSURE MEDICAL CORPORATION

9. SUBSEQUENT EVENTS

     On January 29, 1997 the Company entered into a five year capital lease covering laboratory and scientific equipment and computers. Monthly rent obligation under the lease is equal to 2.19 percent of the total equipment cost up to a maximum of $1,500,000. At the expiration of the lease term, the Company is required to purchase all of the equipment for an amount equal to no less than 5% or no more than 10% of the equipment cost.

     On February 14, 1997, the Company entered into a ten year operating lease for approximately 50,000 square feet of office, laboratory and manufacturing space to, among other things, expand manufacturing capacity. Upon completion, all of the Company's operations will be maintained at this location and the Company's current facility leases will be terminated. Rent expense under the current leases is approximately $170,000 annually. Under the new ten year lease annual expense will be a minimum of $373,000, with a total minimum expense for the entire term of $4,100,000.

     In March 1997, the Company was served with a complaint filed in the Superior Court Department of the Trial Court of the Commonwealth of Massachusetts alleging personal injury as a result of negligence by the Company in the design, testing and distribution of Avacryl, an n-butyl cyanoacrylate used in a medical procedure in 1993 as part of a clinical trial conducted by the Company pursuant to an Investigational Device Exemption. The Company's insurer has assumed the defense of this lawsuit. The Company has not yet answered the complaint, and discovery in the case has not yet commenced. Accordingly, the Company is not yet able to assess its potential exposure in this case. However, based on the limited information available to it, the Company intends to vigorously defend the lawsuit and management believes the outcome of this case will not have a material adverse effect on the Company's financial position or results of operations.

     In March 1997, the Company filed a registration statement with the U.S. Securities and Exchange Commission for an aggregate of 1,500,000 shares of which 800,000 shares are being offered by the Company and 700,000 shares are being offered by a stockholder of the Company.

NEXACRYLt AND ABSORBABLE TISSUE COHESIVES WILL NOT BE COMMERCIALLY AVAILABLE IN THE U.S. UNTIL FDA APPROVALS ARE RECEIVED. THERE IS NO ASSURANCE OF SUCH APPROVALS.

                   DEVELOPING INNOVATIVE PRODUCTS FOR SURGERY

                             PRODUCTS TO BENEFIT PERIODONTISTS AND
                             OPHTHALMOLOGISTS

                             OCTYLDENT(R) PERIODONTAL COHESIVE IS A TOPICAL SEALANT USED IN CONJUNCTION WITH A SITE-SPECIFIC SUSTAINED-RELEASE ANTIBACTERIAL DRUG THERAPY TO TREAT ADULTS WITH PERIODONTAL DISEASE.

                             NEXACRYL(R) IS A TOPICAL SEALANT TO BE USED IN THE REPAIR OF CORNEAL ULCERS AND ABRASIONS.

                             [PHOTO OF APPLICATION
                              OF NEXACRYL TO EYE]

                                                   ABSORBABLE TISSUE COHESIVES
                                                   IN DEVELOPMENT FOR NEW TRENDS
                                                   IN MINIMALLY INVASIVE AND
                                                   CARDIOTHORACIC SURGERY

                                                   TISSUE COHESIVES ARE BEING
                                                   DEVELOPED FOR INTERNAL
                                                   APPLICATIONS, TO REPLACE OR
                                                   BE USED TOGETHER WITH STAPLES
                                                   AND SUTURES TO SEAL INCISIONS
                                                   AND PREVENT LEAKAGE.

                                   [PHOTO OF
                            CARDIOTHORACIC SURGERY]

                             THESE PRODUCTS WILL BE DESIGNED TO ASSIST CARDIAC SURGEONS IN PERFORMING PROCEDURES SUCH AS CORONARY ARTERY BYPASS GRAFTS AND VALVE REPLACEMENTS.

                             MAY ALSO PROVE USEFUL IN BOWEL RESECTION AND LUNG SURGERY

                           [PHOTO OF OPERATING ROOM]

                             VARIOUS MEDICAL SUPPLIES DEPICTED ARE NOT PRODUCTS OF THE COMPANY.

                                    CLOSURE
                              MEDICAL CORPORATION
                                     [LOGO]

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               TABLE OF CONTENTS

                                                        PAGE
Prospectus Summary...................................     3
Risk Factors.........................................     7
Use of Proceeds......................................    14
Dividend Policy......................................    14
Price Range of Common Stock..........................    14
Capitalization.......................................    15
Dilution.............................................    15
Selected Financial Data..............................    16
Management's Discussion and Analysis of Financial
  Condition and Results of Operations................    17
Business.............................................    20
Management...........................................    33
Certain Transactions.................................    40
Prior Partnership Status.............................    40
Principal and Selling Stockholders...................    41
Description of Capital Stock.........................    42
Shares Eligible for Future Sale......................    44
Underwriting.........................................    46
Legal Matters........................................    47
Experts..............................................    47
Available Information................................    48
Index to Financial Statements........................   F-1

                                1,500,000 SHARES

               (CLOSURE MEDICAL CORPORATION(TM) LOGO APPEARS HERE)

                                  COMMON STOCK

                                   PROSPECTUS
                                 March 26, 1997
                                LEHMAN BROTHERS

                            OPPENHEIMER & CO., INC.

                           SANDS BROTHERS & CO., LTD.